No Act

PE 12/13/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 30 2012

Washington, DC 20549



12025188

January 30, 2012

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-30-12

Re: International Business Machines Corporation
Incoming letter dated December 13, 2011

Dear Mr. Moskowitz:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to IBM by Peter W. Lindner. We also have received a letter from the proponent dated January 17, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 13, 2011

The submission relates to electronically stored information and other matters.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which IBM relies.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Tuesday, January 17, 2012 12:06 PM

United States Securities and Exchange Commission (SEC)
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE: IBM rejecting a Shareholder Proposal and not revealing DVD

Dear Chief Counsel:

This is in reply to a **single word** in Stuart S. Moskowitz, Esq., IBM's Senior Counsel's letter to the SEC. In it is the strange word **"disgruntled"** which appears 4 times, with 3 in a footnote on page 6.

> "Many years and multiple litigations have occurred since the Proponent's termination, but the Proponent remains disgruntled with IBM, and continues to employ the stockholder proposal process to advance his personal agenda which has not succeeded in the courts."
> [Page 5 of 131, Regarding: "Rule 14a-8(e)(2), Rule 14a-8(i)(4)"]
> http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/peterlindner121311-14a8-incoming.pdf

It should not matter whether I'm disgruntled or not, anymore than it matters if a mob /Mafia member is disgruntled or whether George Washington was a disgruntled former British subject of the Crown or Martin Luther King and Rosa Parks were disgruntled patrons of the Woolworth Lunch Counter and the bus company (respectively). What matters is whether they are telling the truth. Or is the SEC agreeing with IBM that if an affected employee is angry, that invalidates his claim for any truth?

Thus, I ask IBM to answer in person, in front of a federal Law Enforcement Officer whether what I say is true or false, since a lie in front of a federal Law Enforcement Officer is a felony, I believe. I also ask that the underlying documents be released immediately.

And also: when I ask[1] that IBM release all Electronically Stored Information (ESI) / Email in EEOC cases not only for federal but also for State and local cases, it clearly is not my "personal agenda", but would affect thousands of litigants/lawsuits against IBM, and perhaps set a precedent for all Fortune 500 Companies to obey the federal law FRCP 26 on providing Electronically Stored Information to opponents.

I assert that IBM has evaded and avoided this, by blandly saying "We will not repeat here all of the details of his claimed grievances, which are set forth in the variety of correspondences he has sent to IBM and the Staff, in connection with both the instant no-action letter request and our prior requests relating to the Proponent" [ibid.]. **On the contrary**, they should list each of my claims, and personally certify whether it is true or not, or whether they've investigated this or not.

Please recall that President Nixon called Watergate a 3rd rate burglary[2], and that King George decided to reduce the tea tax to 1 cent, to show that he had the power to tax without representation. In both cases,

---

[1] In my Shareholder Proposal, I ask for ESI to be released in federal cases, which is the law, and IBM should affirm it, and follow it, just like it affirms and follows that Black or Jews will be treated equally.

[2] "Ronald Ziegler, 63, who as President Richard M. Nixon's press secretary at first described the Watergate break-in as a "third-rate burglary""
http://www.washingtonpost.com/wp-srv/onpolitics/watergate/chronology.htm

they were wrong, and it was "too little, too late." And today, a Japanese group is examining whether the Japanese Government lied about the nuclear disaster following the Tsunami.[3] We should not blandly trust the assurances of the **offending** party (Nixon, King George, the Japanese regulators/government).

I strongly suggest that IBM has lied to its Shareholders, hid the April 2011 Shareholder's Meeting transcript (claiming that the SEC has not asked for it – see IBM's response in *11cv8365 Lindner v Court Security Officer Newell, et al*), pretended that it was too expensive to release said video/transcript (when IBM spent more money to edit the transcript and then release it on the web, thus clearly lying to The Court, which is a violation of NY Judiciary §487 on "intent to deceive" any Court in NY State), and did many other things which are cited in my "grievances, which are set forth in the variety of correspondences" to use the weasel words of the IBM lawyer.

To use the Declaration of Independence as an example, for both my case and John Hancock's case rely on a list of "grievances" which may have been true or false or may have been perfectly legal, the King of England should have responded point by point as to whether what was done was legal or not, or whether it was true or not, or **whether it will continue to be done that way**, or not. If I can be so academic / historical as to cite the beginning portion of the Declaration of Independence in a point-counterpoint comparison:

1. "He [King George] has refused his Assent to Laws, the most wholesome and necessary for the public good.
2. He has forbidden his Governors to pass Laws of immediate and pressing importance, unless suspended in their operation till his Assent should be obtained; and when so suspended, he has utterly neglected to attend to them.
3. He has refused to pass other Laws for the accommodation of large districts of people, unless those people would relinquish the right of Representation in the Legislature, a right inestimable to them and formidable to tyrants only.
4. He has called together legislative bodies at places unusual, uncomfortable, and distant from the depository of their public Records, for the sole purpose of fatiguing them into compliance with his measures."

http://www.archives.gov/exhibits/charters/declaration_transcript.html

So, I assert that (**corresponding** to the above numbering):

1. the re-ratification by IBM of FRCP 26 would be "the most wholesome and necessary for the public good." If IBM does not follow the law on Electronically Stored Information by claiming it does not exist, when I showed them an email[4] they omitted and IBM did not alert the Judge to that fact, then an firm in the USA with lesser electronic expertise can claim such lack of knowledge also.
2. When I asked IBM to have the Shareholders vote on ESI for EEOC cases, IBM like King George allegedly did "has forbidden his Governors to pass Laws of immediate and pressing importance,

[3] "Panel Challenges Japan's Account of Nuclear Disaster," By Hiroko Tabuchi, Published: January 15, 2012
TOKYO — A powerful and independent panel of specialists appointed by Japan's Parliament is challenging the government's account of the accident at a Fukushima Daiichi nuclear power plant, and will start its own investigation into the disaster — including an inquiry into how much the March earthquake may have damaged the plant's reactors even before the tsunami."
http://www.nytimes.com/2012/01/16/business/global/independent-panel-to-start-inquiry-into-japans-nuclear-crisis.html?src=recg

[4] Known as "The Janik Letter", since it came from an IBM employee in the 2 month window specified in Discovery for emails from IBM. It said that – contrary to IBM's claim to the Court – that Wunderman did an enquiry of me for a job, and contrary to IBM's claim to the Court, there were emails relevant to my case that were not turned over to me.

unless suspended in their operation till his Assent should be obtained; and when so suspended, he has utterly neglected to attend to them."

3. IBM has refused to allow people who were damaged by their EEOC violations and their Title VII of the Civil Rights Act of 1964 violation on retaliation to me in particular to bring this forth publicly, just like "refused to pass other Laws for the accommodation of large districts of people, unless those people would relinquish the right of Representation", in other words: the right to speak of them in public forums (Shareholder meetings, newspapers, blogs) by making them sign secrecy agreements.
4. IBM has scheduled their meetings where few Shareholders reside (IBM knows the location of the bulk of them), and sets up meetings in St. Louis[5]. Whereas King George **allegedly** "called together legislative bodies at places unusual, uncomfortable, and distant from the depository of their public Records, for the sole purpose of fatiguing them into compliance with his measures". And IBM refused to put the document(s) in a "depository of their public Records", e.g. the Web and the SEC.

Golly, why should IBM obey these precepts when King George did not have to do it? In fact, what John Hancock and the 56 signers were saying is that whether these were legal or not, they were cumulative and bad, which is what I am saying when I have also alleged grievances; to quote the Declaration of Independence:

> "But when a long train of abuses and usurpations, pursuing invariably the same Object evinces a design to reduce them under absolute Despotism, it is their right, it is their duty, to throw off such Government, and to provide new Guards for their future security.--Such has been the patient sufferance of these Colonies; and such is now the necessity which constrains them to alter their former Systems of Government. The history of the present King of Great Britain is a history of repeated injuries and usurpations, all having in direct object the establishment of an absolute Tyranny over these States. To prove this, let Facts be submitted to a candid world."

I am saying that Sam Palmisano, (former) CEO, and Jackson Lewis, and their lackey's have refused to follow FRCP 26 on ESI, and refused the SEC requirement on full disclosure, and refused to follow the law in other regards, including what I allege to be witness tampering in 06cv4751 *Lindner v IBM, et al.* when there was a requirement to have all discovery questions handled by the Judge, and IBM's Jackson Lewis **over my written protest** wrote to all my witnesses and told them that I lacked subpoena power, which I consider to be a violation of the Magistrate Judge's Standing ORDERs[6] and also a violation of 18

---

[5] It is "58th-largest U.S. city at the 2010 U.S. Census" http://en.wikipedia.org/wiki/St._Louis,_Missouri

[6] The Document was entitled: "Standing **Order** for Discovery Disputes in Cases assigned to Magistrate Judge Douglas F. Eaton"[**emphasis** added], which means it is Contempt of Court to disobey it, and IBM did not care. This suggests that IBM and Jackson Lewis knew they had the power to override a standing ORDER with Contempt, and realize that they could get away with impunity.

And IBM not only violated the letter of this ORDER, but also the spirit, by telling ("instructing") the witnesses:

> "¶1. Conference requirement. Rule 37(a) (2) (A and B) , Fed. R. Civ. P. , requires the attorneys to confer in good faith in an effort to resolve or narrow all discovery disputes before seeking judicial intervention. "Confer" means to meet, in person or by telephone, and make a genuine effort to resolve the dispute by determining, without regard to technical interpretation of the language of a request, (a) what the requesting party is actually seeking, (b) what the discovering party is reasonably capable of producing that is responsive to the request, and (c) what specific genuine issues, :if any, cannot be resolved without judicial intervention. The exchange of letters between counsel stating positions "for the record" shall not be deemed compliance with this requirement, or Failure to hold a good faith conference is ground for the award of attorney's fees and other sanctions. 28 U.S.C. §1927; Apex Oil. Co. v Belcher Co. 855 F.2d 1009, 1019-20 (2d Cir. 1988) .

USC § 1512(b), and (e)[7], which says that the only reason for communication with a witness should be to encourage them to tell the truth. IBM's lawyers admitted they had other reasons (hearsay according to what the US Marshal verbally told me).

I remind the SEC that this involves a matter of significant social importance, to wit: discrimination, and thus should be a Shareholder Proposal, and is not covered by managerial day to day matters.

So, am I a disgruntled employee? Maybe. But am I telling the truth and IBM is lying: I ask the SEC to force or "request" IBM to allow the ballot proposal and "request" IBM to release its DVD and transcript of the last meeting in April 2011, so that the "Facts be submitted to a candid world." [Declaration of Independence]

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

¶2. Depositions

a. No one may instruct a witness not to answer, except upon grounds of privilege, or as permitted by Rule 30 (d) (1), Fed. R, Civ. P. All other objections, including objections as to relevance, may be briefly stated on the record, but the question must be answered.
b. If privilege is asserted, the person claiming privilege must answer the predicate questions necessary to establish the applicability of the privilege. See Local Civil Rule 26.2."

[7] 18 USC § 1512(b) says you can't even attempt to hinder, delay or influence a witness. But there is the exception in (e) that says that's only allowed to communicate with the witness if Jackson Lewis' sole intent was to have the witness tell the truth:

> "**(e)** In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that the conduct consisted solely of lawful conduct and that the **defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully**." [**emphasis** added]
> http://www.law.cornell.edu/uscode/usc_sec_18_00001512----000-.html

The US Marshal told me that Jackson Lewis told him (which must be the truth, since it is a federal crime to lie to a federal Law Enforcement Officer) the JL wrote my witnesses since they wanted to tell the witnesses that I did not have a subpoena. Thus, their "sole intention" was not to "cause the other person to testify truthfully", but for another reason; specifically, that those witnesses could evade any questioning or communication by me. I think this will show the depth of what is going on.



International Business Machines Corporation
Senior Counsel
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

Rule 14a-8(e)(2)
Rule 14a-8(i)(4)

VIA EXPRESS MAIL

December 13, 2011

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Exclusion of Untimely Stockholder Proposal of Mr. Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a proposal (the "Proposal"), submitted on December 7, 2011 to International Business Machines Corporation (the "Company" or "IBM") by Mr. Peter W. Lindner, a former IBM employee (See **Exhibit A**). Mr. Lindner will sometimes hereinafter be referred to for convenience as the "Proponent." IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2012 (the "2012 Annual Meeting") for the reasons discussed below.

We are writing both to notify the Staff of the Division of Corporation Finance (the "Staff") that IBM will be excluding the Proposal from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2012 Annual Meeting of Stockholders, to request no-action relief from the Staff under Rule 14a-8(e)(2) based on the Proposal's untimely submission, and to request Cabot[1] relief under Rule 14a-8(i)(4). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL SHOULD BE EXCLUDED AS UNTIMELY UNDER RULE 14a-8(e)(2).

As noted below, the Proposal was received by the Company on December 7, 2011, well after the November 8, 2011 deadline for such stockholder submissions under Rule 14a-8. The Company would like to bring to the Staff's attention that this is the first submission received from Mr. Lindner this proxy season that purports to take the form of a stockholder proposal governed by Rule 14a-8. In this connection, Mr. Lindner has since October 21 sent by e-mail and facsimile a variety of correspondence to IBM, its external legal counsel, and the Staff, but none of such correspondence rose to the level of something that could be considered as a stockholder proposal under Rule 14a-8. A copy of all such other correspondence is attached for the convenience of the Staff as **Exhibit B**.

In the Proponent's December 7, 2011 e-mail, however, the Proponent included four numbered requests. The Proponent's e-mail, which was sent to a variety of persons, states:

> I again plan to introduce a shareholder proposal relating to the socially significant issue of discrimination*, and having IBM follow the federal law on ESI as per FRCP 26 as revised by the US Supreme Court in Dec 2006, which Mr. Sam Palmisano claimed he was not aware of in the April 2011 Shareholders' meeting in St. Louis.
>
> 1) Please inform me via email or Fedex within 48 hours of the deadline for submission, and to whom I can send it via email. I certify I have more than $2,000 in IBM shares.
>
> 2) Also, release the Question and Answer transcript of that meeting, since I asked that question, and Mr. Palmisano avoided it, and I want proof of that. Moreover, I believe CEO Palmisano intended to mislead shareholders, since he was aware of FRCP 26, presumably having been briefed on my shareholder proposal, and since Mr. Bonzani, Esq. was sitting next to him, and could have answered that question.
>
> Also: 3) Please confirm that IBM informed the Court in 06cv4751 Lindner v IBM, et al, that IBM was not contacted by Wunderman and by Cathy Cooper in particular for a job reference for me, yet later did have information that IBM did in fact communicate with Cathy of Wunderman about my job prospects in the "Janik Letter", but did not produce said email, nor explain why it had been overlooked.
>
> 4) And please confirm that IBM alleged that to do a computer search (a core competence of IBM) to determine ingoing/outgoing phone calls from/to IBM/Wunderman would take 100,000 hours or interview or some such exaggerated figure, which would indicate the need for my shareholder proposal which clearly would require IBM to do such a search, since that estimate is about 1,000

---

[1] Cabot Corporation (November 4, 1994).

times the requisite time: I estimate it to be under 100 hours in the 21st century (it would take that long in the 19th century, though). I note that my lawyer Ken Richardson limited the time window from Feb to March of 2006, and the Janik letter (attached) was in March 2005, and was not turned over.

Indeed, JacksonLewis to the best of my recollection did not release a single ESI document in native format, when if IBM had, it would have produced that Janik Letter, which would have led to additional discoverable evidence, contrary to what Mr. Lauri wrote, as summarized by Mr. Richardson in the same letter:
This violates FRCP 26, and also violates NY Judiciary 487, which prohibits intent to deceive any Court in NY as a criminal misdemeanor subject to disbarment.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*This concerns discrimination against gays and older people, etc. under various federal, State, and local laws, in particular the Civil Rights Act of 1964, the OWBPA (Older Workers Benefits Protection Act), NY State Human Rights and NYC Human Rights which specifically include gay people, of which I am one.

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]"[cite 43: See , e.g. , Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).]
> http://www.sec.gov/rules/final/34-40018.htm

(sic) (Exhibit A)

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A different deadline would apply "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's 2011 Annual Meeting of Stockholders that was held in St. Louis, Missouri on April 26, 2011 was dated, filed and first mailed to stockholders on March 7, 2011. Since the Company's next Annual Meeting of Stockholders is scheduled for April 24, 2012 -- a date that is within 30 days of the calendar date on which the 2011 Annual Meeting of Stockholders was held -- under Rule 14a-8(e)(2), all stockholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the Company's 2011 Annual Meeting. Pursuant to Rule 14a-5(e), that deadline was clearly disclosed in the Company's 2011 proxy statement to be November 8, 2011. In this connection, Question 22 of the *Frequently Asked Questions* in our 2011 proxy statement provides, in pertinent part:

> **22. How do I submit a proposal for inclusion in IBM's 2012 proxy material?**
>
> Stockholder proposals may be submitted for IBM's 2012 proxy material after the 2011 Annual Meeting but must be received no later than 5 p.m. EST on November 8, 2011. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Mail Drop 301, Armonk, NY 10504.

As noted above, the instant Proposal was received by the Company on December 7, 2011, nearly a month after the Company's November 8, 2011 deadline established under the terms of Rule 14a-8 and disclosed in our 2011 Proxy Statement. Therefore, the Proposal was untimely. See e.g., International Business Machines Corporation (February 22, 2010, *reconsideration denied,* March 24, 2010)(untimely proposal submitted by the instant Proponent in connection with IBM's 2010 Annual Meeting); American Express Company (February 2, 2010)(untimely proposal submitted by the instant proponent to American Express omitted).

Rule 14a-8(f) provides that within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied. Since, as noted above, the Proponent's Rule 14a-8 proposal was not submitted for inclusion in the 2012 Proxy Materials until December 7, 2011, under Rule 14a-8(f), the Company was not required to notify the Proponent of any such deficiency because it could not be remedied.

For the foregoing reasons, the Company is notifying the Staff of our intent to exclude the Proposal. The Company further requests confirmation from the Staff that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Proxy Materials for its 2012 Annual Meeting.

II. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY, DESIGNED TO FURTHER A PERSONAL INTEREST OF THE PROPONENT WHICH IS NOT SHARED BY IBM STOCKHOLDERS AT LARGE.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large. The instant Proposal emanates directly out of the Proponent's personal issues and litigations he has had against the Company ever since his termination from IBM.

Many years and multiple litigations have occurred since the Proponent's termination, but the Proponent remains disgruntled with IBM, and continues to employ the stockholder proposal process to advance his personal agenda which has not succeeded in the courts. The instant Proposal is no more than the most recent iteration of his ongoing personal grievances against IBM, all emanating out of his termination of employment. We will not repeat here all of the details of his claimed grievances, which are set forth in the variety of correspondences he has sent to IBM and the Staff, in connection with both the instant no-action letter request and our prior requests relating to the Proponent. See, e.g. International Business Machines Corporation (December 28, 2010); International Business Machines Corporation (February 22, 2010, *reconsideration denied,* March 24, 2010).

Indeed, this is the third submission the Proponent has filed with IBM under Rule 14a-8 in his attempt to submit to our Company's stockholders the same personal grievances he advanced without success in the courts. Given the Proponent's tortured and unsuccessful history in the courts on his personal issues, we believe it clear he is again using the 14a-8 process as another tactic to call attention to himself in order to have our stockholders revisit the very same grievances the courts have already heard and rejected.

To be clear, all of the Proponent's court claims against IBM have been dismissed.[2] It is not the purpose of this letter to revisit his personal claims, or to further comment on any of them. For purposes of Rule 14a-8, however, the Proponent's attempt to misuse the stockholder proposal process to call attention to his own personal issues--as highlighted in his correspondences--and to retry his issues in front of our stockholders should simply not be tolerated. Indeed, the Proponent's transparent

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[2] On October 6, 2010, the United States Court of Appeals for the Second Circuit denied Mr. Lindner's motion for *en banc* reconsideration of that court's dismissal of Mr. Lindner's appeal. That litigation covered the same matters Mr. Lindner continues to advance through the stockholder proposal process. The order of the Court of Appeals ending Mr. Lindner's litigation was set forth as Exhibit F to the undersigned's request to the Staff for no-action relief dated November 30, 2010, which no-action request was granted by the Staff on procedural grounds. See International Business Machines Corporation (December 28, 2010).

attempt to employ the stockholder proposal process to advance his personal ends is precisely what Rule 14a-8(i)(4) is designed to avoid.

In this connection, the Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982). In discussing the predecessor rule governing the exclusion of personal grievances, the Commission stated:

> **It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

The Proponent's personal grievances, however styled, are clearly of no interest whatsoever to IBM stockholders at large. In this vein, the Commission has also recognized that where: (i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), a proposal may be excludable on this ground even though on its face the Proposal does not reveal the underlying dispute or grievance. See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 22, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the Staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Unocal Corporation (March 30, 2000)(grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents, the Staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(the Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

The same result should apply here. The Staff has also utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company, notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See The Southern Company (December 10, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); The Standard Oil Company (February 17, 1983); American Telephone & Telegraph Company (January 2, 1980). Since the stockholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's Annual Meeting. In addition to the fact the Proposal is tardy under Rule 14a-8(e), because it is clear the instant Proponent is again misusing the shareholder proposal process to advance his ongoing personal grievances against the Company, the Company respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4). See CSX Corporation (February 5, 1998)(proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

III. IBM ALSO RESPECTFULLY REQUESTS CABOT TREATMENT WITH RESPECT TO THE PROPOSAL.

Given the Proponent's long history of repeated misuse of the stockholder proposal process and his lodging of multiple documents directly on the SEC's EDGAR system to advance purely personal ends related to his unsuccessful litigation with IBM, we again respectfully request Cabot relief with respect to any future submissions by the Proponent of the same or similar proposals as those set forth in the instant submission. See Cabot Corporation (November 4, 1994); General Electric Company

(January 12, 2007 and December 20, 2007); Exxon-Mobil Corp. (March 5, 2001); see also Unocal Corporation (March 30, 2000)(to same effect); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents, the Staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(the Staff also permitted Texaco to apply the personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

CONCLUSION

For the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our 2012 Annual Meeting. We are sending the Proponent a copy of this letter, also advising him of our intent to exclude the Proposal from the proxy materials for the 2012 Annual Meeting. If you require any further information or clarification, please do not hesitate to contact me directly at 914-499-6148. The Proponent is hereby requested to copy the undersigned on any response he may elect to make to the Staff in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

With copy to:

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **A**

International Business Machines Corporation ("IBM")

IBM's request to exclude the LINDNER stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8



Fwd: IBM

Peter Barbur to: Stuart Moskowitz, Maureen Sladek, Frank Sedlarcik, Andrew Bonzani 12/08/2011 09:24 AM

Cc: "Marc Rosenberg", "Kimberley Drexler"

Default custom expiration date: 12/07/2012

Here is another one from Lindner, relating to a new shareholder proposal.

Begin forwarded message:

> **From:** "Peter main email*** FISMA & OMB Memorandum M-07-16 ***
> **To:** "Peter Barbur" <PBarbur@cravath.com>, "Andrew.Bonzani Esq." <
> abonzani@us.ibm.com>, "Virginia Rometty" <gromettу@us.ibm.com>, "Aimee" <
> aimee@us.ibm.com>
> **Cc:** cfletters@sec.gov, "Jeff Young" <jyoung@mcteaguehigbee.com>, "Nancy Pollock"
> <npollock@mcteaguehigbee.com>
> **Subject: IBM**
>
> To IBM:
>
> I again plan to introduce a shareholder proposal relating to the socially significant issue of discrimination*, and having IBM follow the federal law on ESI as per FRCP 26 as revised by the US Supreme Court in Dec 2006, which Mr. Sam Palmisano claimed he was not aware of in the April 2011 Shareholders' meeting in St. Louis.
>
> 1) Please inform me via email or Fedex within 48 hours of the deadline for submission, and to whom I can send it via email. I certify I have more than $2,000 in IBM shares.
>
> 2) Also, release the Question and Answer transcript of that meeting, since I asked that question, and Mr. Palmisano avoided it, and I want proof of that. Moreover, I believe CEO Palmisano intended to mislead shareholders, since he was aware of FRCP 26, presumably having been briefed on my shareholder proposal, and since Mr. Bonzani, Esq. was sitting next to him, and could have answered that question.
>
> Also: 3) Please confirm that IBM informed the Court in 06cv4751 Lindner v IBM, et al, that IBM was not contacted by Wunderman and by Cathy Cooper in particular for a job reference for me, yet later did have information that IBM did in fact communicate with Cathy of Wunderman about my job prospects in the "Janik Letter", but did not produce said email, nor explain why it had been overlooked.
>
> 4) And please confirm that IBM alleged that to do a computer search (a core competence of IBM) to determine ingoing/outgoing phone calls from/to IBM/Wunderman would take

100,000 hours or interview or some such exaggerated figure, which would indicate the need for my shareholder proposal which clearly would require IBM to do such a search, since that estimate is about 1,000 times the requisite time: I estimate it to be under 100 hours in the 21st century (it would take that long in the 19th century, though). I note that my lawyer Ken Richardson limited the time window from Feb to March of 2006, and the Janik letter (attached) was in March 2005, and was not turned over.

[email from Ken Richardson, Esq. to Kevin Lauri, Esq. of JacksonLewis attached as: "Compel of Ken Apr 4 2009.pdf"]

Indeed, JacksonLewis to the best of my recollection did not release a single ESI document in native format, when if IBM had, it would have produced that Janik Letter, which would have led to additional discoverable evidence, contrary to what Mr. Lauri wrote, as summarized by Mr. Richardson in the same letter:

This violates FRCP 26, and also violates NY Judiciary 487, which prohibits intent to deceive any Court in NY as a criminal misdemeanor subject to disbarment.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*This concerns discrimination against gays and older people, etc. under various federal, State, and local laws, in particular the Civil Rights Act of 1964, the OWBPA (Older Workers Benefits Protection Act), NY State Human Rights and NYC Human Rights which specifically include gay people, of which I am one.

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees,

decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]"[cite 43: See , e.g. , Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).]

http://www.sec.gov/rules/final/34-40018.htm



Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5.



Compel of Ken Apr 4 2009.pdf

Peter Lindner

From: "Ron Janik" <rkjanik@us.ibm.com>
To: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, March 24, 2005 5:11 PM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Hey Pete,

Well, I can't say I killed your dreams - Cathy came to me to ask for info on you and I gave her a positive recommendation. Maybe they just felt you didn't fit their needs. Who knows.

So you're just freelancing? Or are you working with an agency? And what about the rest of life?



Ronald K. Janik
Market Data Analyst
Americas Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
East Peoria, IL 61611-1630
Phone:877-708-2789, Fax:877-708-2789, Tie: 349-0400
e-Mail: rkjanik@us.ibm.com
Success comes when preparation meets opportunity -- Anonymous


AMI
Fuel for Growth


"Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***

"Peter Lindner"
*** FISMA & OMB Memorandum M-07-16 ***
03/24/2005 02:58 PM

To Ron Janik/Peoria/IBM@IBMUS
cc
Subject Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Ron:

It's sort of okay.

I've been working as a consultant, but looking for a full time gig. I got rejected by Wunderman -- Cathy Cooper mentioned you. Hey, is you the dude that killed my dreams?

Yours,

Peter

----- Original Message -----
From: Ron Janik
To: Peter Lindner
Cc: Ronald Korsch
Sent: Thursday, March 24, 2005 10:05 AM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Yeah Pete - how goes it? It's been a while!



Ronald K. Janik
Market Data Analyst
Americas Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
East Peoria, IL 61611-1630
Phone:877-708-2789, Fax:877-708-2789, Tie: 349-0400
e-Mail: rkjanik@us.ibm.com
Success comes when preparation meets opportunity. -- Anonymous

Ronald Korsch/Boulder/IBM

Ronald Korsch/Boulder/IBM	To "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
	cc Ron Janik/Peoria/IBM@IBMUS
03/23/2005 09:36 PM	Subject Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Pete - thanks, we should have applied for a patent. Although this one is a little more complex, and certainly more artistic. How goes it in the Big City?

Ron

Ron Korsch
NA Analytic Consultant
Market Data, Analytics and Analysis
phone - 303-924-5643, t/l 263
fax - 303-924-9341
korsch@us.ibm.com

Law Offices of Kenneth W. Richardson
305 Broadway, Suite 402, New York, NY 10007
Phone (212) 962-4277 Fax (212) 732-0888

April 4, 2009

Honorable Richard J. Sullivan
United States District Court
Southern District of New York
500 Pearl Street
New York, NY 10007-1312

Re: **Lindner v. IBM Corp., et al**
06 Civ. 4751

I Kenneth W. Richardson, am the attorney for plaintiff, Peter Lindner. A discovery dispute has emerged between the parties causing plaintiff to seek the assistance of the court to resolve this matter.

This motion is written in an attempt to compel defendant's response to plaintiff's discovery demands. More specifically, demands 4, 5, 9, 12, 17, 18, 19, 21 and 23. (Plaintiff's Discovery Demands Exh. A) and (Defendant's Responses Exh B). Plaintiff believes there has been good faith efforts to resolve these differences but to no avail. (Letters Exh C).

On or about November 21, plaintiff did serve defendant with a combined demand for interrogatories and requests for documents. Defendant did reply pursuant to a response dated December 23, 2008. Defendants have failed to respond to some requests and responded unsatisfactorily to others. Defendants have argued that the demands are overly broad, unduly burdensome, vague, ambiguous and not reasonably calculated to lead to the discovery of admissible evidence.

Plaintiff first noted his dissatisfaction with defendants responses in a letter to defendant dated February 8, 2009. Exh. C. After receiving objections from defendant, plaintiff narrowed the scope of the demands. In regard to Genalytics plaintiff offered to limit the demand to the time period of February and March 2004. Plaintiff narrowed the demand to that time frame because it was during that time that Mr. Lindner applied for a position with Genalytics, was scheduled for an interview with them and then received notice of the cancellation of that interview. Therefore, any communication by Higgins or Vanderheyden that interceded with Mr. Lindner's job opportunity with Genalytics would have had to have taken place during that time frame.

In regard to Wunderman, plaintiff advised defendant that plaintiff is willing to limit the demand to the time period of February and March 2005. It was during that time that Mr. Lindner applied for a position with Wunderman, was scheduled for an interview with them, met with Ms. Cathy Cooper from Wunderman and then subsequently received notice of her decision not to hire him. Therefore, any communication by Higgins or Vanderheyden that interceded with Mr. Lindner's job opportunity with Wunderman would have had to have taken place during that time frame. Nevertheless, when plaintiff offered to narrow the scope of the demands defendant has maintained that they are still too broad in scope. Plaintiff does not agree the scope of these demands remain too broad. Plaintiff's narrowing of the scope of the demand makes defendant's argument invalid.

Defendant has also refused to comply with plaintiff's discovery request numbers 4,5 and 23, taking the position that plaintiff is only entitled to discrimination and retaliation claims that involved Mr. Vanderheyden and Ms. Higgins. In support of that position defendant cites *In re Western Dist. Xerox Litigation, 140 F.R.D. 264, 209(W.D.N.Y. 1991).* However see *Jhirad v TD Sec. USA, Inc. (2003, SDNY) 91 BNA FEP Cas 1232* where the court stated "[e]mployee alleging discrimination was entitled to discovery of documents concerning discrimination and promotions from throughout her employer, not just documents from her two immediate supervisors; however discovery was limited to employer's US subsidiary rather than all of its worldwide affiliates".

Additionally, this motion is being made to compel that defendant provide electronically stored information and further that such information be provided in metadata format. It is clear that the Federal Rules of Civil Procedure require that electronically stored information be provided. Under Fed.R.Civ.P. 26(b)(1), parties may obtain discovery regarding any unprivileged matter relevant to the claim or defense of any party, as long as the discovery "appears reasonably calculated to lead to the discovery of admissible evidence."The discovery of electronically stored information is specifically addressed by Fed.R.Civ.P. 34(a), as amended effective December 1, 2006, which allows a party to request that another party "produce and permit the party making the request ... to inspect, copy, test, or sample any ... electronically stored information."

Additionally, there are, by now a well entrenched line of cases that allow the production of electronically stored information, including metadata *Mich. First Credit Union v. Cumis Ins. Soc'y, Inc.,* No. Civ. 05-74423, 2007 WL 4098213, at *2 (E.D.Mich. Nov.16, 2007); *Ky. Speedway, LLC v. Nat'l Assoc. of Stock Car Auto Racing,* No. Civ. 05-138, 2006 WL 5097354, at *8 (E.D.Ky. Dec.18, 2006); *Wyeth v. Impax Labs., Inc* 248 F.R.D. 169, 170 (D.Del.2006). *Ameriwood Industries, Inc. v. Liberman* No. 4:06 CV 524-DJS, 2006 WL 3825291, at *3, *6 (E.D.Mo. Dec. 27, 2006), *amended by* 2006 WL 685623 (E.D.Mo. Feb. 23, 2007); *Cenveo Corp. v. Slater,* No. 06-CV-2632, 2007 WL 442387, at *1-3 (E.D.Pa. Jan. 31, 2007); *Frees, Inc. v. McMillian,* No. 05-1979, 2007 WL 184889, at *3 (W.D.La. Jan. 22, 2007); *Balfour Beatty Rail, Inc. v. Vaccarello,* No. 3:06-CV-551-J-20MCR, 2007 WL 169628, at *2-3 (M.D.Fla. Jan. 18, 2007).

There has been instances where courts have denied electronic information requests but that is generally where the electronic information is not requested in the initial request for information, and more so, if the producing party already has produced the documents in anotherform. *See* 248 F.R.D. at 559-60 (court refused to compel production of metadata not sought in initial request); *D'Onofrio v. SFX Sports Group, Inc.*, 247 F.R.D. 43, 48 (D.D.C.2008)(same); *Payment Card* 2007 WL 121426, at *4 (denying motion to compel metadata for documents already produced in TIFF format because another production would be unduly burdensome); *Ky. Speedway* 2006 WL 5097354, at *8 (motion to compel production of metadata denied when request first came seven months after production); *Wyeth* 248 F.R.D. at 171 (documents produced in TIFF format were sufficient since parties never agreed on form of production);*But see Williams*, 230 F.R.D. at 654 (ordering production of Excel spreadsheets with metadata even though no request had been made initially because producing party should reasonably have known that metadata was relevant).

The furnishing of the electronically stored information was clearly and indisputably addressed in plaintiff's discovery document and even specified that it be provided in native format. In my letter to defendant on February 9, 2009 the demand for electronically stored information was reiterated.

It is imperative that this information be provided because to date defendant has taken the position that neither Genalytics nor Wunderman made any statements to anyone at IBM that Mr. Lindner was too quirky and lacked knowledge. In other words, defendants are asking that plaintiff simply take there word for it. The furnishing of electronically stored information would assist plaintiff in establishing whether or not there was a conversation with anyone from Genalytics and Wunderman with Christo-Higgins and/or Venderheyden at or around the time that plaintiff was turned down or not hired by Genalytics and Wunderman.

Lastly, the ESI would be instrumental to plaintiffs unquestionable right to determine if there has been past acts of retaliation against employees who complained about being discriminated against. Clearly this is likely to lead to the discovery of relevant information.

For all of the above stated reasons, it is respectfully requested that the within motion be granted in it's entirety.

Respectfully submitted,

Kenneth W. Richardson
Attorney for Plaintiff

Exhibit **B**

International Business Machines Corporation ("IBM")

IBM's request to exclude the LINDNER stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibits to sec no action letters re stockholderproposals.lwp

Begin forwarded message:

From: "Peter main email" *** FISMA & OMB Memorandum M-07-16 ***
To: "Peter Barbur" <PBarbur@cravath.com>, "Jeff Young" <jyoung@mcteaguehigbee.com>
Subject: Fw: IBM & Syverson settlement

Jeff & Peter:

Please ensure the group who is in charge of the OWBPA settlement in Syverson is apprised of this note, which under the terms of it, I have to inform them of any prospective disclosures publicly, which I believe is required under SEC rules.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter main email
Sent: Wednesday, December 07, 2011 12:04 PM
To: Peter Barbur ; Andrew Bonzani Esq. ; Virginia Rometty ; Aimee
Cc: cfletters@sec.gov ; Jeff Young ; Nancy Pollock
Subject: IBM

To IBM:

I again plan to introduce a shareholder proposal relating to the socially significant issue of discrimination*, and having IBM follow the federal law on ESI as per FRCP 26 as revised by the US Supreme Court in Dec 2006, which Mr. Sam Palmisano claimed he was not aware of in the April 2011 Shareholders' meeting in St. Louis.

1) Please inform me via email or Fedex within 48 hours of the deadline for submission, and to whom I can send it via email. I certify I have more than $2,000 in IBM shares.

2) Also, release the Question and Answer transcript of that meeting, since I asked that question, and Mr. Palmisano avoided it, and I want proof of that. Moreover, I believe CEO Palmisano intended to mislead shareholders, since he was aware of FRCP 26, presumably having been briefed on my shareholder proposal, and since Mr. Bonzani, Esq. was sitting next to him, and could have answered that question.

Also: 3) Please confirm that IBM informed the Court in 06cv4751 Lindner v IBM, et al, that IBM was not contacted by Wunderman and by Cathy Cooper in particular for a job reference for me, yet later did have information that IBM did in fact communicate with Cathy of Wunderman about my job prospects in the "Janik Letter", but did not produce said email, nor explain why it had been overlooked.

4) And please confirm that IBM alleged that to do a computer search (a core competence of IBM) to determine ingoing/outgoing phone calls from/to IBM/Wunderman would take 100,000 hours or interview or some such exaggerated figure, which would indicate the need for my shareholder proposal which clearly would require IBM to do such a search, since that estimate is about 1,000 times the requisite time: I estimate it to be under 100 hours in the 21st century (it would take that long in the 19th century, though). I note that my ~~lawyer Ken Richardson limited the time window from Feb to March of 2006; and the~~ Janik letter (attached) was in March 2005, and was not turned over.

[email from Ken Richardson, Esq. to Kevin Lauri, Esq. of JacksonLewis attached as: "Compel of Ken Apr 4 2009.pdf"]

Indeed, JacksonLewis to the best of my recollection did not release a single ESI document in native format, when if IBM had, it would have produced that Janik Letter, which would have led to additional discoverable evidence, contrary to what Mr. Lauri wrote, as summarized by Mr. Richardson in the same letter:

This violates FRCP 26, and also violates NY Judiciary 487, which prohibits intent to deceive any Court in NY as a criminal misdemeanor subject to disbarment.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*This concerns discrimination against gays and older people, etc. under various federal, State, and local laws, in particular the Civil Rights Act of 1964, the OWBPA (Older Workers Benefits Protection Act), NY State Human Rights and NYC Human Rights which specifically include gay people, of which I am one.

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [43]"[cite 43: See , e.g. , Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).]

http://www.sec.gov/rules/final/34-40018.htm



Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5



Compel of Ken Apr 4 2009.pdf

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION



IBM

Peter main emFISMA & OMB Memorandum M-07-16 to **cfletter 12/06/2011 02:28 PM

Cc "Virginia Rometty", "Aimee", "Peter Barbur", "Andrew Bonzani Esq."

From: "Peter main emFISMA & OMB Memorandum M-07-16 ***

To <cfletter@sec.gov>

Cc: "Virginia Rometty" <grometty@us.ibm.com>, "Aimee" <aimee@us.ibm.com>, "Peter Barbur" <PBarbur@cravath.com>, "Andrew Bonzani Esq." <abonzani@us.ibm.com>

To Michelle Anderson, Esq.:

I wish to get an answer as to whether you will merely ask IBM to publish the transcript of the Q&A, which is conspicuously missing from the IBM website.

I note that Olympus in Japan has timid investigators, and I wonder if that applies to you at the SEC, especially since there is criminal involvement, which I allege. But, the first point is to get the Q&A, don't you think that's reasonable to ask IBM to provide? And the video tape.

Here's a quote from the NY Times:

> "The possibility of organized crime involvement in the cover-up had become a critical issue in the investigation, as any proof of mob links could wipe out all shareholder value in the company by causing its shares to be delisted from the Tokyo Stock Exchange. "
> http://www.nytimes.com/2011/12/07/business/global/banks-aided-in-olympus-cover-up-report-finds.html?hp

The entire article is below.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION



IBM

Peter main email*** FISMA & OMB Memorandum M-07-16 *** cfletter, Andrew Bonzani Esq. 12/04/2011 11:39 AM

Cc: "Virginia Rometty", "Aimee", "Peter Barbur", "Jeff Young", "Nancy Pollock"

From: "Peter main email*** FISMA & OMB Memorandum M-07-16 ***
To: <cfletter@sec.gov>, "Andrew Bonzani Esq." <abonzani@us.ibm.com>
Cc: "Virginia Rometty" <gromettty@us.ibm.com>, "Aimee" <aimee@us.ibm.com>, "Peter Barbur" <PBarbur@cravath.com>, "Jeff Young" <jyoung@mcteaguehigbee.com>, "Nancy Pollock" <npollock@mcteaguehigbee.com>

Sunday, December 04, 2011 11:32 AM

SEC
Securities and Exchange Commission Enforcement Division
Washington DC

Re: IBM not publishing Q&A from Shareholder Meeting

Dear Director Michelle Anderson, Esq.,

> 'From there, he [President Abraham Lincoln] surveyed the horizon, beginning with foreign policy. He expressed relief that other nations had not openly supported the Confederacy (which he never called by that name). Witheringly, he condemned the South's assumption that its economic strength would bring alliances, as if nations have no "higher principles" than making money.'
> http://opinionator.blogs.nytimes.com/2011/12/02/the-state-of-the-union-is-bad/

As if nations have no "higher principles" than making money.

I think there is a higher principle of the SEC and of IBM than of making money, as Abraham Lincoln said in his State of the Union in 1861.

IBM should be truthful, and not lie to its Shareholders, nor mislead, nor refuse to answer the Shareholder's questions. And the SEC should not merely allow IBM to do what it wants, but should at first gently, then later with force, cause IBM to publish publically all that happened at its Shareholder meeting in April 2011. Once that happens, we can then start to see if CEO Sam Palmisano was lying, or misleading, or was factually telling the truth, or if he was negligent in not following up in an investigation into what I alleged was an impropriety of IBM suppressing email in violation of federal law in a discrimination case, which IBM could with a stroke of its "pen", comply with on the Federal level for discrimination cases, and could do so in State and local cases, since email is a core function of IBM. (I'm using the term "email" as a simpler form of the phrase Electronically Stored Information ESI.)

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***



as if nations have no higher principles than making money..pdf

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

From: Peter Lindner *** FISMA & OMB Memorandum M-07-16 ***

To: CFLetters@sec.gov

Cc: "Virginia \"Ginnie\" Rometty" <grometty@us.ibm.com>, "Virginia \"Ginnie\" Rometty" <aimee@us.ibm.com>, Peter Barbur <pbarbur@cravath.com>, Andrew Bonzani <aBonzani@us.ibm.com>, Metrodesk at NY Times <Metrodesk@gmail.com>, "editors@washingtonpost.com" <editors@washingtonpost.com>

Date: 12/02/2011 03:07 PM

Subject: IBM: from The Washington Post: Cain says wife did not know of payments to alleged mistress

---

To the SEC:

I feel getting the truth from IBM is like getting the truth out of a political candidate (Bill Clinton, Herman Cain), Bernie Madoff, the Vatican, Citibank or Sandusky at Penn State:

What does one need to make an informed decision?

All of the above have denied in EMPHATIC terms any allegation of wrong-doing. Ask the Vatican, and it's a plot to discredit the Papacy. Ask Penn State, and the rumors are not substantiated. Ask Citi about the SEC settlement before USDJ Rakoff, and Citi will say the admit no wrongdoing. Bill Clinton clearly said he did not have sex with that woman (at the moment he was speaking those words; he was not asked if he had ever had any sexual contact with Monica Lewinsky.

Herman Cain said on the David Letterman show:
Q: "are these women all lying?".
A:"yes, they are all liars."

That's pretty straightforward. Surely nothing "material" was left out.

But only with time, details & evidence does the **Truth** emerge.

A woman said she had a 13-year affair with Mr. Cain, and she resented that the women were made to appear as liars.

Cain replied: we were friends for that period. But we did NOT have an affair.

Then she said she got gifts, money & a hotel room.

Comedians said this proved Herman doesn't know how to close a deal.

Then a reporter (New Hampshire ?) asked :
Q: "Did your wife know of your 13-year friendship and that you gave her money?".
A: "No"

Now, if a man were friends with a woman, perhaps good looking (Kim Kardashian) for 13 years, he'd probably tell his wife, and she'd tell her friends. That's great. But when money is given, and the wife never heard of this good friend who is NOT a lover, well, something stinks. Herman Cain is lying. Even if you like him, or believed him before, it strains credulity that he never had sex with her, but kept that info from his wife, especially since she came to his defense with the other 3 or 4 women by saying "we've been married for (30? 43?) years, and Herman doesn't act like that ."

A comedian said, "imagine if she had said 'oh, that sounds just like Herman'!"

Maria Shriver Schwarznegger said of the women's accusations against Gov Arnold Schwarznegger ten years ago: "I've know Arnold for ten years, and these women knew Arnold for a day. Who are you going to believe: them or me?" . And then her housekeeper has a 13 year old boy with Schwarznegger's teeth and face and they get a divorce.

So who are you going to believe: IBM or Peter Lindner? And why won't IBM include the Q&A transcript like other firms do (eg: Amex)? And why does the IBM Secretary of the Corporation refuse to answer questions, who refers all questions to Peter Barbur, Esq of Cravath Swain, who also refuses to answer questions or reply to emails, calls **and** faxes?

The answer is the same: this is a lie and an elaborate stonewall to hide the truth and to lie.

Getting IBM to put the April 2011 Annual Shareholder meeting questions and answers online is the **first step** to getting the truth. The second step is to have a sworn statement from CEO Sam Palmisano that what he "answered" was true, as required by SEC Laws and customs, especially as defined by USDJ Rakoff in rejecting a "sweetheart" deal with Citigroup this week, so that if there is something he knows, he should tell it. And if he didn't know, he / his people should research it and correct it with the next SEC filing.

And IBM and its lawyers should answer point by point my allegations of false claims of not having email, that it would take $100,000 or 100,000 hours to so a computer search -which is their core business. And why a critical document "the IBM'er Ron Janik" letter was not turned over or was destroyed.

This is the basics of enforcement and regulation: openness -- especially in US SEC securities' laws.

It should have been done yesterday. It should have been done a half year ago April2011. It ought to be done by end of business NYC time on Thu, Dec 8,2011.

Make it so.

Below is the link to the story on the Washington Post online that Cain did not tell his wife of the innocent friendship of 13 years.

Regards, Pete Lindner...
Sent from my iPhone *** & OMB Memorandum M-07-16 ***

Cain says wife did not know of payments to alleged mistress

Herman Cain says he was helping Ginger White with her "month-to-month bills and expenses" without his wife's knowledge.
Read the entire story here:
http://www.washingtonpost.com/politics/herman-cain-says-wife-did-not-know-of-payments-to-alleged-mistress-ginger-white/2011/12/01/gIQAoQyLIO_story.html

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

Begin forwarded message:

From: "Peter main email" *** FISMA & OMB Memorandum M-07-16 ***
Date: November 30, 2011 11:13:35 PM EST
To: "Andrew Bonzani Esq." <abonzani@us.ibm.com>, "Peter Barbur" <PBarbur@cravath.com>, "Kevin Lauri Esq" <Laurik@Jacksonlewis.com>
Cc: cfletters@sec.gov,"Jeff Young" <jyoung@mcteaguehigbee.com>,"Nancy Pollock" <npollock@mcteaguehigbee.com>, "Virginia Rometty" <grometty@us.ibm.com>,"Aimee" <aimee@us.ibm.com>
Subject: IBM shall release on the web the April 2011 Shareholder Meeting or face possible fines and delisting

To Mr. Bonzani:

I feel you did IBM a disservice by not answering the legal question I asked of CEO Sam Palmisano at the April 2011 IBM Shareholders' meeting in St. Louis, MO.

I also feel that Sam lied when he said he did not know the law, since my shareholder proposal was based on that law, and that he agreed that my proposal should be voted down (unless you did not brief him in advance). Moreover, I raised allegations in my letters of April 2011, May 2011 (attached), and November 2011 which have not been answered.

This is IBM's opportunity to show it is not like the Vatican, or Penn State, or Bernie Madoff, or like disgraced President Nixon during Watergate: CEO Palmisano should immediately, tomorrow release the transcript on the IBM website after the Stock Market closes. And less than one week later, it should have gotten a solid Yes/No on all the points I raised in my previous letter of Thu, Nov 24, 2011, which IBM and the SEC have both received and have acknowledge it as such. IBM's CEO should sign an affidavit that he stands by his words at that shareholder meeting, or that in the next 2-3 business days, he has discovered that what I said was true, and that Jackson Lewis did violate the law by misleading a Judge in NY State (a criminal misdemeanor, leading to immediate disbarment), and that the letter I showed (the Ron Janik Letter) was either faked by me or is authentic and resides on Janik's PC or the backup tapes for Lotus Notes or that IBM did erase such email in violation of laws and written promises by Kevin Lauri, Esq. (Partner at Jackson Lewis). Given that Sam did not act for 6 months, and that Mr. Barzani evaded my phone calls today, and did not return them, nor did he confirm that I was not answered to by Peter Barbur, Esq. of Cravath Swain whom Barzini designated to be the interface, I think that the Board of Directors should act as the Board of Directors did in Penn State: fire the head (CEO Sam) and the offenders (Barzani, JacksonLewis), and explain what happened for so long, and how this corruption existed and continues to exist.

Please pass this to all the members of the IBM Board who are non-management Directors.

Ms. Virginia Rometty:

I think it is clear that Sam has got to go. Now. Not after his last month at IBM, and not with a golden parachute. Sam is to IBM what Joe Paterno is to Penn State: a relic without morals.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***



Joint Demand letter to IBM Wed Nov 30, 2011.pdf



IBM possibly violating SEC rule on contact with directors email text.pdf

---

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

Wednesday, November 30, 2011 11 PM

To: Andrew Bonzani, Esq.
Vice President, Assistant General Counsel & Secretary
IBM Corporate Headquarters
New Orchard Road, Armonk, NY 10504
phone: 641-6118 (914-499-6118)
fax: 914-499-6085

Re: Transcript, Sworn (not merely signed) affidavits by CEO and by Lawyers, relating to the April 2011 Annual Shareholder's meeting ("Shareholder meeting") in St. Louis, MO. Stopping "Plausible Deniability" [1]

From:

1. **The Securities and Exchange Commission**
   Michelle Anderson, ~~Chief of Enforcement~~

And

2. **Peter Lindner, IBM Shareholder and former employee and litigant pro se in 06cv4751 *Lindner v IBM, et al.***

To: IBM

I spoke to Rita (who said she did not know me) and Mary (who said I should speak to Peter ~~Barbur, Esq. of Cravath), and I said I both called and faxed Mr. Barbur and she~~ should call Mr. Barbur and confirm that. Mr. Barbur has deigned not to respond. This is called "stonewalling."

It is clear from the Vatican sex scandal, Bernie Madoff scandal, Penn State scandal, **that asking an alleged wrong-doer if they've done wrong is futile.** The Vatican admitted to transferring accused pedophile priests from State to State. Bernie Madoff would have said he was doing due diligence and having his information checked by other investment firms. Penn State would have taken the information under advisement, and done nothing, and not notify the police, nor the parents of the child (children), nor have taken a statement from the parties (Sandusky and the appropriately named witness McQueary who saw Sandusky have anal intercourse with a 10 year old in the Penn State Lockerroom). Iran has just had a "demonstration" which invaded the

[1] In the movie "Independence Day," where hostile aliens try to destroy earth like locusts, a military guy tells the ~~President that they could not have known this in advance (1996). The Jewish father of the guy who~~ figures out the hostile aliens' intent, says: "My David knew. And you could have known, too, Mr. President, especially after you had the aliens in Area 51." The president turns to the older Jewish man, and says: "I assure you, we don't have Aliens and we don't have an Area 51." The Secretary of Defense says, "that's not quite true. We do have an Area 51 with Alien bodies". "Why didn't you tell me?," asks the president. "Two words," says the Sec of Defense: "Plausible Deniability".

In other words, the President was not told so he could honestly say he never knew. Similarly, the SEC doesn't want to know about the April 2011 IBM Annual Shareholders' Meeting transcript missing portions, because otherwise the Securities and Exchange Commission would not have Plausible Deniability. By demanding and getting the transcript, the Securities and Exchange Commission can't pretend they didn't know and be plausible.

British Embassy, and Britain pulled out all its ambassadors and asked Iran to do the same within 48 hours.

Thus, I (Peter Lindner) have taken the liberty of trying to inform Mr. Barzani by phone, and Securities and Exchange Commission lawyer Mr. Orlic and his manager Ms. Michelle Anderson, Esq. of the SEC Enforcement Division that I am writing the letter for the two of us, since I am the aggrieved party (Shareholder) and Ms. Anderson is tacitly acknowledging that the job of an Enforcement Agency is to enforce the laws, even if the alleged wrongdoer says nothing (either says nothing incriminating or says nothing at all: Stonewalling).

Since the time is rapidly moving, and Mr. Bonzani was informed in a letter of May2011, and the SEC was informed in Apr2011 that I wanted a transcript of what I thought were illegal acts in the meeting, it is appropriate that I ask with hopefully the support of the SEC for **full disclosure** of the April 2011 Annual Shareholder's meeting ("Shareholder meeting") in St. Louis, MO, which was attended by hundreds of people, **and listened to by thousands of people**, but **not put on the record by IBM**, in my mind for IBM's reason of keeping these wrongdoings off-the-record. I ask the SEC's indulgence on this point, since having a corporation publicly disclose what it has disclosed in public seems almost trivial, if it were not so important.

Watergate started small, as does this IBM Meeting Transcript

I am reminded of the piece of tape that the night watchman at the Watergate hotel noticed on a door, so it would not lock. When he removed the tape, thus locking the door, the watchman on a later round found the tape again in place, and called the police. That is what I am doing here. For the watchman, the tape meant intruders, and later was not a "3rd rate burglary", but led to the resignation of the disgraced President Nixon, and to jail terms for his co-conspirators. I feel the value of the adhesive tape on the door was not the issue, but if it turned out that the President's funds were used to buy that adhesive tape to do a burglary of the Democratic Party's HQ, and that other funds went for "hush money" for witnesses, then such small details are telling. The transcript of April 2011 is one such document, and the other is the Janik letter and the certified RRR (return receipt requested) sent to both IBM and to the SEC. Perhaps the police in the Watergate could have said to the watchman: you called us just because of a piece of tape, it could have been done by anyone, so we're not coming over. Instead, the police arrived, and arrested some of Nixon's men. Similarly, I maintain that major criminal laws have been broken here, and we shall find that out by enforcing the smaller civil and criminal misdemeanor laws (e.g. Jackson Lewis refusing to turn over the Janik Letter or accounting for its disappearance), and by disbarring Dana Weisbrod, perhaps she will turn State's evidence against IBM and Kevin Lauri, who will then turn into via a plea deal with some jail time evidence against the larger players in this criminal activity (in my opinion).

Speed in 2011

If Iran can get all its people in the embassies to leave England in 48 hours, it is not too much to ask for IBM the computer company to post a document of some few pages on its website, and then to do a full inquiry of the lawyers involved getting a response in 1 day. I/We thus leave a full week for IBM to turn over all this material, including responses by IBM, the CEO, and the replies to those responses by the law and accounting firms which in cooperation with the SEC, the federal Law Enforcement Officers, the US Courts, NY State Law, and Generally Accepted Accounting Principles will see if corners were cut, and if the documents were true or false, and the laws cited are valid or not.

Demands

1. We jointly ask that IBM release on its website along with all IBM's SEC / investor material the full transcript ("transcript") including questions and answers of the April 2011 Annual Shareholder's meeting ("Shareholder meeting") in St. Louis, MO, with a certification that it is a complete and accurate transcription. If the person was/is a court reporter, he/she is to take an oath and notarize it.
2. Along with the posting of said transcript, Mr. Sam Palmisano, CEO of IBM, will write a short statement indicating that he has read the transcript, agrees that it is accurate, and that it contains (or does not contain) misleading and material information given to Shareholders, and that as CEO he is fully responsible for its contents, and his answers (or lack thereof), and for the follow up research to determine the truth/falsehood by IBM on those inquiries (or lack thereof).
3. Both #1 & #2 will be done within 24 hours, so as to be on the IBM website after close of the NYSE market(s) approximately 4:30pm on Thursday, December 1, 2011.
4. IBM will answer and publish on its website the entire letter of Peter Lindner which was marked as "Thursday, November 24, 2011 1:30pm, Via Certified Mail RRR # 7008 0150 0001 3823 4105" as soon as practicable, but no later than Thursday, December 8, 2011 at 5pm, and make the letter computer searchable as Electronically Stored Information (ESI).
5. In parallel, IBM will ask Kevin Lauri, Esq. of JacksonLewis whether the allegations of Peter Lindner were true or not, and such reply by Mr. Lauri, shall be sworn before a notary other than himself or Dana Weisbrod. Each of Mr. Lindner's allegations shall be numbered, and each of the replies should contain the entire allegation and the single word reply "True" or "False", followed by the reason. E.g. 15. Did IBM say that all ESI had been produced? 16. Was the Janik Letter produced? 17. Was IBM given a copy of the Janik letter to search for its existence? 18. Did IBM alert the Judge that new information had been found, which modified / contradicted IBM's earlier statement that all ESI was produced? (etc.)
6. In parallel, IBM will research and answer the questions asked at the Shareholder meeting and verify the answers for all of them, and answer all of them completely and for the record, which will be signed off by CEO Sam Palmisano as sworn and notarized as true and complete, and not misleading, as required or even as suggested by the SEC laws and regulations.
7. Numbers 4-6 will be published on IBM's website as computer readable ESI, with Sam Palmisano sworn affidavit attesting to its truth and for his complete acceptance of responsibility for errors, and it shall be done after the NYSE Market(s) close on approximately 4:30pm on Thursday, December 1, 2011, but in any event no later than 6pm NYC time on Thursday, December 1, 2011.
8. A copy of all this shall be given to
   a. CEO designate Virginia "Ginni" Rometty 24 hours before posting on the web, and also

b. to IBM lawyers at
   i. Cravath Swain and
   ii. Jackson Lewis, and
c. IBM some 72 hours (wall time – not business days) prior to it appearing on the web to
   i. all non-management Directors of IBM
   ii. IBM's Auditors (PricewaterhouseCoopers LLP?), who should be instructed to examine this with an eye toward GAAP (Generally Accepted Accounting Practices) in case improper payments were or could have been made to individuals.
      1. The Auditors should indicate if they have been alerted previously to this issue (e.g. by Peter Lindner) or not
      2. Whether they have or they will or will not investigate this matter.
d. Jackson Lewis and Cravath Swain and IBM's auditors should be allowed to post their responses alongside on the web to IBM's responses.

9. All said documentation shall be submitted to the SEC as a publicly available filing, in searchable ESI, within 2 hours of appearing on the web.
10. IBM should pay the complaining Shareholder Peter Lindner a sum of $10,000 per 24 hour period for each deadline missed, up to a maximum of 10 days, after which the amount shall be $1,000,000 (one million dollars) per day for up to 2 weeks, at which point, IBM should be delisted from the NYSE.

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

cc: Peter Barbur, Esq. of Cravath
Kevin Lauri, Esq. of JacksonLewis
SEC Michelle Anderson & David Orlic
Virginia Rometty, CEO designate of IBM
Jeff Young, Esq. and Nancy Pollock of McTeague Higby

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

Friday, May 06, 2011 11:05 AM

Andrew Bonzani, Esq.
Vice President, Assistant General Counsel & Secretary
IBM Corporate Headquarters
New Orchard Road, Armonk, NY 10504
phone: 641-6118 (914-499-6118)
fax: 914-499-6085
abonzani@us.ibm.com

Re: IBM: possibly violating SEC rules on Shareholder communications to Directors

Mr. Bonzani,

I reviewed your letter of Thursday, May 05, 2011 2:58 PM, and decided that it violates SEC rules on Shareholder communications to Directors; specifically "17 CFR Parts 228, 229, 240, 249, 270 and 274 Disclosure Regarding Nominating Committee Functions and Communications Between Security Holders and Boards of Directors", and also barring me from communicating with Dr. Jackson whom I have known in my college years seems to violate the SEC's rule that I "can send communications to the board and, if applicable, to specified individual directors"

> "revised the disclosure requirement to specify that companies should describe how security holders can send communications to the board and, if applicable, to specified individual directors.[110] "
> http://www.sec.gov/rules/final/33-8340.htm

I have not checked the records of IBM which are too large for me to deal with, and I'm not a lawyer, but I also believe IBM is making up a rule specifically for me (discrimination and retaliation) since I filed a Title VII of the Civil Rights Act of 1964 complaint against IBM. And IBM is not explaining the rules for "for security holders to send communications to the board of directors"; here's the relevant SEC Final Rule [Ibid.]

> "Companies will be required to provide the following disclosure with regard to their processes for security holder communications with board members:
>
> - A statement as to whether or not the company's board of directors provides a process for security holders to send communications to the board of directors and, if the company does not have such a process for security holders to send communications to the board of directors, a statement of the basis for the view of the board of directors that it is appropriate for the company not to have a such a process;[98]
> - If the company has a process for security holders to send communications to the board of directors:
>   - a description of the manner in which security holders can send communications to the board and, if applicable, to specified individual directors;[99] and
>   - If all security holder communications are not sent directly to board members, a description of the company's process for determining which communications will be relayed to board members;[100] "
>
> http://www.sec.gov/rules/final/33-8340.htm

As a lawyer, I'm surprised at your apparent violation of said rule, and your lack of a quick response to my letter asking how I can contact Dr. Jackson, especially since you wrote me a letter an hour and five minutes after I wrote her. Also in an abundance of caution, I've redacted (below in **red**) a comment you made that appears to be "another" violation.

So, Andrew Bonzani & Peter Barbur, please indicate by Tuesday, Noon, May 10, 2011, the answers to the questions and "apparent violations" (again, I'm no lawyer) I hereby raise and indicate to the SEC if you / IBM are justified in selectively censoring my contact to individual directors or to directors at all.

I know you took great offense that I singled out Amex CEO Ken Chenault at the IBM April 2011 Shareholder's Meeting for what I thought was a violation of Sarbanes Oxley – he has not answered that question, nor have you, and it is appropriate to ask such a question of a director prior to the voting. Unlike other countries (Iran, Libya, Russia), we in the USA allow discussion of an elected official prior to voting, so that an informed choice can be made and that the response is ~~on the record. Please recall how a US~~ Senator was defeated for his Macaca* comment which was preserved on tape**, where he was calling an American born student from India a black man, where macaca is a derogatory term for a monkey, specifically a "**Macaca** may refer to: **Macaca** (genus), the macaque, an Old World monkey "
http://en.wikipedia.org/wiki/Macaca

We all recognize that it is wrong to call someone a derogatory term for a black man. Yet, I ~~think prejudices against gay people, of which I am one, is still allowed and legal~~ in many States (but not NY State in which IBM is based). I feel you are violating my rights as a gay man holding shares of IBM which I bought as an IBM employee over a period of my ten years there.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

~~*"**Macaca** is a word used by George Allen in 2006 that began a controversy~~ because of its similar sound to French word "macaque". The French word is derived from the Bantu word for monkey. It is alleged to be a pejorative epithet used by francophone colonialists in Central Africa's Belgian Congo for the native population.[1] It may be derived from the name of the genus comprising macaque monkeys."
http://en.wikipedia.org/wiki/Macaca_(term)

**That is why you videotaped the IBM Shareholder meetings, and why you refuse to give me said videotapes, so that you are not caught in a lie, as was US Senator George Allen:



Former U.S. Senator George Allen points to Webb aide S.R. Sidarth, referring to him as "Macaca."[11]

http://en.wikipedia.org/wiki/Macaca_(slur)

From: Peter main email
Sent: Thursday, May 05, 2011 2:58 PM
To: Andrew Bonzani
Cc: PBarbur@cravath.com
Subject: Re: Contact with IBM Board of Directors

~~Will you then pass on my email to Dr. Jackson, whom I know personally from my~~ days at MIT?

Or are you barring me from talking to her, and under what authority?

Basically, she is your boss, and could correct problems by firing the CEO, as I understand how a corporation works.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Andrew Bonzani
Sent: Thursday, May 05, 2011 2:43 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: PBarbur@cravath.com
Subject: Contact with IBM Board of Directors

Mr. Lindner – [**redacted by Lindner for possible violation by IBM**], we have advised you many times that Peter Barbur at Cravath Swaine & Moore has been designated as your sole contact regarding IBM. We understand you have been sending emails to one of our directors and calling their offices. Please understand that they will not be returning your calls.

I ask that you stop harassing our directors and their offices.

Andrew Bonzani
Vice President, Assistant General Counsel & Secretary
IBM Corporate Headquarters
New Orchard Road, Armonk, NY 10504
phone: 641-6118 (914-499-6118)
fax: 6085
abonzani@us.ibm.com

From: Peter main email
Sent: Thursday, May 05, 2011 1:38 PM
To: Shirley Jackson
Subject: IBM: My Shareholders Proposal

Shirley:

Something's wrong with my email, and I didn't see a copy of this in the "sent" folder, and a copy of this was in the "Recovered items" folder, so excuse me if I sent this a 2nd or 3rd time.

I'd appreciate your help, since I feel my shareholder proposal to have IBM follow the national law on EEOC cases on giving email (etc) in computer readable format that is searchable is an Equal Rights issue, as well as a basic requirement for IBM of all companies to follow. If IBM doesn't give employees who file EEOC suits the documents in computer searchable format, then which company will follow that law of December 2006, known as FRCP 26. The law says "a party must, without awaiting a discovery request, provide to the other parties ... a copy — or a description by category and location — of all documents, electronically stored information, ..."

"V. DEPOSITIONS AND DISCOVERY

Rule 26. Duty to Disclose; General Provisions Governing Discovery

(a) Required Disclosures.

(1) Initial Disclosures.

(A) *In General.* Except as exempted by Rule 26(a)(1)(B) or as otherwise stipulated or ordered by the court, a party must, without awaiting a discovery request, provide to the other parties:

(i) the name and, if known, the address and telephone number of each individual likely to have discoverable information — along with the subjects of that information — that the disclosing party may use to support its claims or defenses, unless the use would be solely for impeachment;

(ii) a copy — or a description by category and location — of all documents, electronically stored information, and tangible things that the disclosing party has in its possession, custody, or control and may use to support its claims or defenses, unless the use would be solely for impeachment; [...]"

http://www.law.cornell.edu/rules/frcp/Rule26.htm
[emphasis added]

I also wanted the transcript of last year's and this year's meeting, but IBM refuses to do so,and refused to answer my question since I have a lawsuit against them in the Southern District of NY : 06cv4751 *Lindner v IBM, et al.* The suit is where I alleged that IBM gave a bad recommendation to my prospective employer, and IBM said they never spoke to the firm, but one of my friends there (Ron Janik) emailed me that he had spoken to her, and after IBM did not give me that email, I pointed it out to IBM, and IBM did not inform the Judge that IBM had erroneously informed the Judge that there was no relevant email. By having IBM follow the law and give all email (ESI) prior to discovery ("without awaiting a discovery request"), both IBM and its employees would benefit.

Can you please email or call me (24x7) about this, or set up a time to talk about it?

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter main email
Sent: Tuesday, April 26, 2011 3:41 PM
To: President.general@rpi.edu
Subject: IBM: My S/H Proposal

Dear Dr. Jackson:

(Or Shirley as I knew you from MIT, when I was MIT SB 1971 and attempted Sloan SM 1973, but got SM in 1986)

Congratulations on your election today to the IBM Board of Directors.

I was the noisy guy who tried to get the floor open to questions for the Board nominees prior to the vote and was overruled by Sam Palmisano and by Andrew Bonzani.

I also tried to get a shareholder proposal passed that would have IBM give all EEOC cases ESI (Electronically Stored Information), just as the law (FRCP 26, Federal Rules on Civil Procedure) provides as of Dec 2006, which IBM did not do for me in my case *Lindner v IBM, et al* 06cv4751. In fact, IBM said there was no relevant email to my case which said that my headhunter (HH) was given a bad referral, and IBM said the HH never contacted IBM. I had a letter from Ron Janik, an IBM'er, who confirmed that the HH asked about me, and he told her that I was good. So when I wrote IBM that they should amend their statement to the Magistrate Judge that there was no relevant email, IBM did not do it, and the MJ did not force them to do so. You can see that on the Jan 26, 2011 ruling by the SEC (**attached**) on page 2.

Thus, IBM gave shareholders a misleading statement today, Tuesday, April 26, 2011, which is an SEC (criminal?) violation.

IBM also refused to give me a transcript of last year's or this year's (2010 and 2011, respectively) full meeting (not just the "prepared remarks" of CEO Sam Palmisano).

Today, I accused Sam of lying to the S/H last year by not answering a S/H's question of the nominees, and going straight to voting, and IBM refused to turn over their transcript so I'd know if my memory was correct or not. **Attached** is the speech as I wrote it on my PC, although I did not follow it word-for-word when I asked my question.

I think it is essential, and I think you as a scientist would agree, that having a transcript of a public event is important for many reasons, SEC, legal, ethical and historical. I'd appreciate your views on this, and actually you bringing this up to your fellow directors. I am coming to you first, and I hope you can arrange this without me having to go through many other venues. You've got the power (as the term goes!).

Thanks,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibits to sec no action letters re stockholderproposals.lwp

TO PETER BARBUR, ESQ

FROM: PETE LINDNER

Thursday, November 24, 2011 1:30pm
Via Certified Mail RRR # 7008 0150 0001 3823 4105

IBM Non-Management Directors
c/o Chair, IBM Directors and Corporate Governance Committee
International Business Machines Corporation
Mail Drop 390
New Orchard Road
Armonk, NY 10504

Regarding: IBM, its lawyers, and CEO Sam Palmisano have violated laws of NY State and Federal laws on an Equal Employment Discrimination Case, and have conspired to cover it up, just as Penn State did so conspire to cover up its knowledge of scandals. IBM's Non-Management Directors **should ask IBM's lawyers for a written reply within 2 weeks: by Friday, Dec 9, 2011.**

To the IBM **Non-Management** Directors:

In 2011, and hopefully in 2012, I have sponsored a Shareholder's Proposal to **have IBM give email in all court cases for Employment (Discrimination) suits, above and beyond what is required by the law.**

In other words: if it were legal to discriminate against biracial marriages or gays in some US States, but illegal in some of the 50 US States, IBM could declare via a stroke of the pen, that it would not discriminate against gays or people in biracial marriages.

Similarly, the US Supreme Court stipulated in December 2006, that the US Federal Rules of Civil Procedure 26 requires production of email, also known as Electronically Stored Information (ESI). I said that in the April 2011 Shareholder's meeting as part of my question to CEO Sam Palmisano, and he feigned ignorance of the law, and when I pointed out that the IBM Secretary of the Corporation was a NY Lawyer and could answer that, Sam refused to answer and moved to other people. Thus, my Shareholder proposal **would** have IBM say "not only will IBM follow the law, but we as a responsible corporation will follow the laws guidelines for the Federal Courts on giving out Electronically Stored Information and do so even in State and municipal courts in the USA."

So, what I'm asking is reasonable, especially for a company that started the concept of storing data in electronically readable form. And is the biggest and oldest computer firm in the USA. I also note that **I am a 10-year veteran employee of IBM**, who was laid off in August 2003, and that the matter was settled in *Syverson v IBM*, a discrimination suit under OWBPA.

I attach here my proof that when I asked for that in the federal Court in SDNY (Southern District of New York) in 06cv4751 *Lindner v IBM, et al.*, not only did IBM's lawyers (Jackson Lewis) refuse to do so, but then claimed it would require interviewing 100,000 people (a falsehood), and then **claimed to the Court in writing** that IBM had turned over all "responsive" email to me. I then sent IBM one email that was not turned over to me: the Janik letter (enclosed). So under NY Judiciary §487 on "intent to deceive" any Court in NY State, it is a criminal misdemeanor to even attempt to deceive the Court, whether successful or not, and the penalty is disbarment and allowing a separate civil suit for treble (triple) damages. IBM and its lawyers did not inform the Judge of the new letter, nor modify their old assertion that all "responsive" email had been turned over, nor did IBM dispute that my Janik letter was relevant, or "responsive" or genuine (not a forgery), and that IBM had agreed in writing not to destroy any evidence including ESI, and IBM did not explain how they "overlooked" that email, nor did IBM go back and re-do the electronic search to pick up that email, along with others. A NY lawyer confirmed to me that the Janik letter was indeed "relevant", and I believe he went on to say and agree with me that an honest firm

- would inform the Judge of new information, and then
- get all relevant / responsive information and
- search for why that document was not turned over,
- perhaps because
  - it was overlooked or
  - it was destroyed on purpose.

Here's what IBM wrote Magistrate Judge Eaton on June 5, 2009 prior to me giving IBM the Janik Letter:

> "Defendants searched for hard copy and electronically-stored records that are responsive and produced any and all such records."

The Janik letter is central to my case, since IBM alleges that Wunderman never called / spoke to IBM about a position for me at Wunderman, and that neither did Cathy Cooper of Wunderman. The Janik letter proves that Cathy did call Ron Janik, and talk to Ron about my working for Wunderman.

It also means that IBM did violate NY Judiciary §487 on "intent to deceive" any Court in NY State, which includes SDNY federal Court under SDNY Local rule 1.5, which accepts the laws of its State as being binding on the Court, and there are Federal rules (FRCP 11) which make it wrong to lie to the Court.

So, IBM and Jackson Lewis exaggerated what a computer search for phone and email records would take (not $1,000,000 or more), and disregarded a simple email, which they could have verified as being on Lotus Notes, its backup tapes and server, and on Ron Janik's PC, and explain why Janik's PC was not searched, or possibly criminally/civilly erased. And CEO Sam Palmisano evaded a question or perhaps lied about not knowing about my Shareholder Proposal on ESI, and could have had the IBM Lawyer confirm what I was saying, and IBM refused to provide a transcript of the meeting which would confirm my account.

I liken this to several incidents (such as the sexual wrong-doings at Penn State, where the authorities at Penn State were notified and made aware, but did not pursue the allegations for fear of tarnishing their reputation of income producing football team). Similarly, IBM did not properly

a) pursue the allegation
b) report it to the federal Law Enforcement Authorities (SEC, FBI, US Attorney, NY bar association, even the US Marshal and the Judge)
c) nor contact Jackson Lewis to confirm the facts and get the documents
d) tell the Shareholders the truth on the subject – which may be a violation of SEC rules on concealing material matters, which an annual Shareholder meeting and hiding bad / negative information that may lead to criminal action against its lawyers and CEO

e) release the April 2011 Shareholder Meeting transcript, as most US Corporations would
f) nor reply to my allegations after the fact, given that over a half year has passed.

As non-Management Directors, I believe that like Penn State, you as **custodians of the public Shareholders' trust**, should not only **demand** that

1) both the
   a) IBM legal department and
   b) Jackson Lewis

do within **2 weeks**:
   c) confirm the existence of the Janik letter and
   d) its relevance to 06cv4751 *Lindner v IBM, et al.* and
2) confirm the
   a) laws of NY Judiciary §487 on "intent to deceive" any Court in NY State, and
   b) the exaggerated cost of doing a computer search (which, by the way, IBM sells software to do such searches, and Jackson Lewis' attorney who made the statement is an expert on ESI according to their website),
3) but given that my facts are correct, you should also **demand** the immediate resignation
   a) of the IBM lawyers involved,
   b) the Jackson Lewis lawyers, and
   c) **the CEO Sam Palmisano, without a golden parachute**, just prior to Sam leaving in December 2011, with Virginia Rometty taking that position in Jan2012.

Sam was part of the cover-up, and **if CEO Sam Palmisano was ignorant of the facts**, the April 2011 meeting gave Sam an opportunity to ask

a. his Secretary of the Corporation, and
b. Cravath Swain's Peter Barbur, and
c. Jackson Lewis' Kevin Lauri

of whether my facts are true or not. Sam could have immediately asked IBM's lawyers about the facts.

IBM has stopped me from making inquiries into this matter, and this is the "tip of the iceberg." I read that one of the Olympus (camera and medical machinery maker in Japan) had criminal ties, and that one of the board of directors found that out, and was fired for doing so. He is now reapplying to be head of Olympus.[1] I hereby assert I have other information relevant

[1] The NY Times article of November 24, 2011, on page B1 of the New York edition with the headline: "First, He Blew the Whistle on Olympus. Next, He Wants to Lead Its Comeback." and notes that even the **Japanese equivalent of the SEC** was reluctant to "shed light on potential criminal entanglements" by the Japanese Mob Yakuza:

> 'But financial regulators have seldom been keen to shed light on potential criminal entanglements that might roil Japanese markets and scare away foreign investors, said Tadashi Kageyama, senior managing director and head of Asia and Japan for Kroll, a global risk consultancy with expertise in fraud and corporate governance. That ambivalent stance, he said, has led to inconsistent regulatory actions that are prone to political pressure and have hurt long-term market confidence.
>
> On Thursday, Mr. Woodward will meet with Japanese authorities to submit evidence.

to this already alleged criminal activity, and that it should be good to clean house, even though Sam would (like Joe Paterno) stay around for one more month rather than be forced to resign. Ms. Virginia Rometty should not have to carry the weight of corrupt predecessors on her and on your reign over IBM.

Sincerely yours, [signature] Nov 24, 2011

Peter W. Lindner



*** FISMA & OMB Memorandum M-07-16 ***

Attachments, separated by Day-Glo Orange sheets:

1) this cover letter dated Nov. 24, 2011, via Certified Mail RRR # 7008 0150 0001 3823 4105
2) email from me (Peter Lindner) to Peter Barbur, Esq. of Cravath dated Nov 10, 2011 -- includes the "Janik Letter" of Thu, Mar 24, 2005, 5:11pm
3) The first 30 pages of a 152 page "MOTION INFORMATION STATEMENT" to the 2nd Circuit Court of Appeals dated 5/6/2009, and attached Emergency Appeal of Wed, Aug 5, 2009, stamped received "2009 AUG 6 - 6 PM 12:45" which includes
   a) On page 8, Jackson Lewis quote "Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records."
   b) On page 13: Exhibit B1 & B2 the latter of which says "Then I gave to IBM one relevant piece of ESI. This one relevant piece of ESI should ordinarily **trigger** a process where IBM would verify the correctness of the document and then ask... 5. why it is there but has been overlooked, ... 8. is this an isolated error or a systematic error, ... 10. was this piece of evidence criminally and purposely overlooked in order to not produce all the evidence requested by the Plaintiff and/or FRCP 26 as revised in December 2006, 11. who should be held accountable for this error/criminal act?" [**emphasis** in the original]
   c) Exhibit B, the June 5, 2009 letter to Magistrate Judge Eaton from Jackson Lewis's partner Kevin Lauri, Esq., ... cc: Peter W. Lindner (via Email And First Class Mail) and Dana L. Weisbrod, Esq.". Thus Ms. Weisbrod, Esq. is criminally complicit.

cc:

1) SEC
2) Peter Barbur, Esq. of Cravath Swain, who should pass this letter on to IBM's lawyers in Syverson, as part of the agreement on mentioning Syverson in a Court Case
3) Kevin Lauri Esq. of Jackson Lewis
4) Aimee, assistant to next CEO Virginia Rometty
5) CEO Virginia Rometty
6) Jeff Young, Esq. of McTeague Higbee

"Now the greater good that motivates me is what's good for Japan," he said. "It's gone way beyond Olympus now."

http://www.nytimes.com/2011/11/24/business/michael-woodford-would-like-a-chance-to-redeem-olympus.html?hpw=&pagewanted=all

Attachments, separated by Day-Glo Orange sheets:



International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

Begin forwarded message:

From: "Peter main email" *** FISMA & OMB Memorandum M-07-16 ***
Date: November 24, 2011 2:59:28 PM EST
To: "Virginia Rometty" <grometty@us.ibm.com>
Cc: "Aimee" <aimee@us.ibm.com>,"Peter Barbur" <PBarbur@cravath.com>,"Kevin Lauri Esq" <Laurik@Jacksonlewis.com>, cfletter@sec.gov,"Jeff Young" < jyoung@mcteaguehigbee.com>,"Nancy Pollock" <npollock@mcteaguehigbee.com>
Subject: IBM may have violated Criminal Law, along with SEC rules, which the SEC is loathe to investigate

The attached letter was sent to IBM (2 copies in envelope with Certified Mail RRR – return receipt requested # 7008 0150 0001 3823 4105) for distribution to the non-management Board of Directors, and via fax to Kevin Lauri and Jeff Young.

The fax and the USPS letters contain the 30-50 pages of attachments, separated by Orange Day-Glo Sheets (via fax they show up as pages with just the name of the section preceding or following it).

It was sent via USPS to

re: IBM
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Regards,

Peter Lindner
*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***



IBM Directors Cover Letter.pdf

This e-mail is confidential and may be privileged. Use or disclosure of it by anyone other than a designated addressee is unauthorized. If you are not an intended recipient, please delete this e-mail from the computer on which you received it.

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION



IBM Non-Management Directors
c/o Chair, IBM Directors & Corporate Governance Comm.
International Business Machines Corporation
Mail Drop 390
New Orchard Road
Armonk, NY 10504

Thursday, November 24, 2011 1:30pm
Via Certified Mail RRR # 7008 0150 0001 3823 4105

IBM Non-Management Directors
c/o Chair, IBM Directors and Corporate Governance Committee
International Business Machines Corporation
Mail Drop 390
New Orchard Road
Armonk, NY 10504

Regarding: IBM, its lawyers, and CEO Sam Palmisano have violated laws of NY State and Federal laws on an Equal Employment Discrimination Case, and have conspired to cover it up, just as Penn State did so conspire to cover up its knowledge of scandals. IBM's Non-Management Directors **should ask IBM's lawyers for a written reply within 2 weeks: by Friday, Dec 9, 2011**.

To the IBM **Non-Management** Directors:

In 2011, and hopefully in 2012, I have sponsored a Shareholder's Proposal to **have IBM give email in all court cases for Employment (Discrimination) suits, above and beyond what is required by the law.**

In other words: if it were legal to discriminate against biracial marriages or gays in some US States, but illegal in some of the 50 US States, IBM could declare via a stroke of the pen, that it would not discriminate against gays or people in biracial marriages.

~~Similarly, the US Supreme Court stipulated in December 2006, that the US Federal~~ Rules of Civil Procedure 26 requires production of email, also known as Electronically Stored Information (ESI). I said that in the April 2011 Shareholder's meeting as part of my question to CEO Sam Palmisano, and he feigned ignorance of the law, and when I pointed out that the IBM Secretary of the Corporation was a NY Lawyer and could answer that, Sam refused to answer and moved to other people. Thus, my Shareholder proposal **would** have IBM say "not only will IBM follow the law, but we as a responsible corporation will follow the laws guidelines for the Federal Courts on giving out Electronically Stored Information and do so even in State and municipal courts in the USA."

So, what I'm asking is reasonable, especially for a company that started the concept of storing data in electronically readable form. And is the biggest and oldest computer firm in the USA. I also note that **I am a 10-year veteran employee of IBM**, who was laid off in August 2003, and that the matter was settled in *Syverson v IBM*, a discrimination suit under OWBPA.

~~I attach here my proof that when I asked for that in the federal Court in SDNY~~ (Southern District of New York) in 06cv4751 *Lindner v IBM, et al.*, not only did IBM's lawyers (Jackson Lewis) refuse to do so, but then claimed it would require interviewing 100,000 people (a falsehood), and then **claimed to the Court in writing** that IBM had turned over all "responsive" email to me. I then sent IBM one email that was not turned over to me: the Janik letter (enclosed). So under NY Judiciary §487 on "intent to deceive" any Court in NY State, it is a criminal misdemeanor to even attempt to deceive the Court, whether successful or not, and the penalty is disbarment and allowing a separate civil suit for treble (triple) damages. IBM and its lawyers did not inform the Judge of the new letter, nor modify their old assertion that all "responsive" email had been turned over, nor did IBM dispute that my Janik letter was relevant, or "responsive" or genuine (not a forgery), and that IBM had agreed in writing not to destroy any evidence including ESI, and IBM did not explain how they "overlooked" that email, nor did IBM go back and re-do the electronic search to pick up that email, along with others. A NY lawyer confirmed to me that the Janik letter was indeed "relevant", and I believe he went on to say and agree with me that an honest firm

- would inform the Judge of new information, and then
- get all relevant / responsive information and
- search for why that document was not turned over,
- perhaps because
  - it was overlooked or
  - it was destroyed on purpose.

Here's what IBM wrote Magistrate Judge Eaton on June 5, 2009 prior to me giving IBM the Janik Letter:

> "Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records."

The Janik letter is central to my case, since IBM alleges that Wunderman never called / spoke to IBM about a position for me at Wunderman, and that neither did Cathy Cooper of Wunderman. The Janik letter proves that Cathy did call Ron Janik, and talk to Ron about my working for Wunderman.

It also means that IBM did violate NY Judiciary §487 on "intent to deceive" any Court in NY State, which includes SDNY federal Court under SDNY Local rule 1.5, which accepts the laws of its State as being binding on the Court, and there are Federal rules (FRCP 11) which make it wrong to lie to the Court.

So, IBM and Jackson Lewis exaggerated what a computer search for phone and email records would take (not $1,000,000 or more), and disregarded a simple email, which they could have verified as being on Lotus Notes, its backup tapes and server, and on Ron Janik's PC, and explain why Janik's PC was not searched, or possibly criminally/civilly erased. And CEO Sam Palmisano evaded a question or perhaps lied about not knowing about my Shareholder Proposal on ESI, and could have had the IBM Lawyer confirm what I was saying, and IBM refused to provide a transcript of the meeting which would confirm my account.

I liken this to several incidents (such as the sexual wrong-doings at Penn State, where the authorities at Penn State were notified and made aware, but did not pursue the allegations for fear of tarnishing their reputation of income producing football team). Similarly, IBM did not properly

a) pursue the allegation
b) report it to the federal Law Enforcement Authorities (SEC, FBI, US Attorney, NY bar association, even the US Marshal and the Judge)
c) nor contact Jackson Lewis to confirm the facts and get the documents
d) tell the Shareholders the truth on the subject – which may be a violation of SEC rules on concealing material matters, which an annual Shareholder meeting and hiding bad / negative information that may lead to criminal action against its lawyers and CEO

e) release the April 2011 Shareholder Meeting transcript, as most US Corporations would

f) nor reply to my allegations after the fact, given that over a half year has passed.

As non-Management Directors, I believe that like Penn State, you as **custodians of the public Shareholders' trust**, should not only **demand** that

1) both the
   a) IBM legal department and
   b) Jackson Lewis

   do within **2 weeks**:
   c) confirm the existence of the Janik letter and
   d) its relevance to 06cv4751 *Lindner v IBM, et al.* and
2) confirm the
   a) laws of NY Judiciary §487 on "intent to deceive" any Court in NY State, and
   b) the exaggerated cost of doing a computer search (which, by the way, IBM sells software to do such searches, and Jackson Lewis' attorney who made the statement is an expert on ESI according to their website),
3) but given that my facts are correct, you should also **demand** the immediate resignation
   a) of the IBM lawyers involved,
   b) the Jackson Lewis lawyers, and
   c) **the CEO Sam Palmisano, without a golden parachute**, just prior to Sam leaving in December 2011, with Virginia Rometty taking that position in Jan2012.

Sam was part of the cover-up, and **if CEO Sam Palmisano was ignorant of the facts**, the April ~~2011 meeting gave Sam an opportunity to ask~~

a. his Secretary of the Corporation, and
b. Cravath Swain's Peter Barbur, and
c. Jackson Lewis' Kevin Lauri

of whether my facts are true or not. Sam could have immediately asked IBM's lawyers about the facts.

IBM has stopped me from making inquiries into this matter, and this is the "tip of the iceberg." I read that one of the Olympus (camera and medical machinery maker in Japan) had criminal ties, and that one of the board of directors found that out, and was fired for doing so. He is now reapplying to be head of Olympus.[1] I hereby assert I have other information relevant

---

[1] The NY Times article of November 24, 2011, on page B1 of the New York edition with the headline: "First, He ~~Blew the Whistle on Olympus. Next, He Wants to Lead Its Comeback.~~" and notes that even the **Japanese equivalent of the SEC** was reluctant to "shed light on potential criminal entanglements" by the Japanese Mob Yakuza:

> 'But financial regulators have seldom been keen to shed light on potential criminal entanglements that might roil Japanese markets and scare away foreign investors, said Tadashi Kageyama, senior managing director and head of Asia and Japan for Kroll, a global risk consultancy with expertise in fraud and corporate governance. That ambivalent stance, he said, has led to inconsistent regulatory actions that are prone to political pressure and have hurt long-term market confidence.
>
> On Thursday, Mr. Woodward will meet with Japanese authorities to submit evidence.

to this already alleged criminal activity, and that it should be good to clean house, even though Sam would (like Joe Paterno) stay around for one more month rather than be forced to resign. Ms. Virginia Rometty should not have to carry the weight of corrupt predecessors on her and on your reign over IBM.

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Attachments, separated by Day-Glo Orange sheets:

1) this cover letter dated Nov. 24, 2011, Via Certified Mail RRR # 7008 0150 0001 3823 4105
2) email from me (Peter Lindner) to Peter Barbur, Esq. of Cravath dated Nov.10, 2011 -- includes the "Janik Letter" of Thu, Mar 24, 2005, 5:11pm
3) The first 30 pages of a 152 page "MOTION INFORMATION STATEMENT" to the 2nd Circuit Court of Appeals dated 5/6/2009, and attached Emergency Appeal of Wed, Aug 5, 2009, stamped received "2009 AUG 6 – 6 PM12:45"—which includes
   a) On page 8, Jackson Lewis quote "Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records."
   b) On page 13, Exhibit B1 & B2, the latter of which says "Then I gave to IBM one relevant piece of ESI. This one relevant piece of ESI should ordinarily **trigger** a process where IBM would verify the correctness of the document and then ask: ...5. why it is there but has been overlooked, ... 8. is this an isolated error or a systematic error, ... 10. was this piece of evidence criminally and purposely overlooked in order to not produce all the evidence requested by the Plaintiff and/or FRCP 26 as revised in December 2006, 11. who should be held accountable for this error/criminal act?" [**emphasis** in the original]
   c) Exhibit B, the June 5, 2009 letter to Magistrate Judge Eaton from Jackson Lewis's partner "Kevin Lauri, Esq., ... cc: Peter W. Lindner (via Email And First Class Mail) and Dana L. Weisbrod, Esq.". Thus Ms. Weisbrod, Esq. is criminally complicit.

cc:

1) SEC
2) Peter Barbur, Esq. of Cravath Swain, who should pass this letter on to IBM's lawyers in Syverson, as part of the agreement on mentioning Syverson in a Court Case
3) Kevin Lauri,Esq. of Jackson Lewis
4) Aimee, assistant to next CEO Virginia Rometty
5) CEO Virginia Rometty
6) Jeff Young, Esq. of McTeague Higbee

"Now the greater good that motivates me is what's good for Japan," he said. "It's gone way beyond Olympus now."

http://www.nytimes.com/2011/11/24/business/michael-woodford-would-like-a-chance-to-redeem-olympus.html?hpw=&pagewanted=all

Attachments, separated by Day-Glo Orange sheets:

White pages **before** this Day-Glo Orange Sheet are

1) this cover letter dated Nov. 24, 2011, Via Certified Mail
   RRR # 7008 0150 0001 3823 4105

White pages **after** this Day-Glo Orange Sheet are

2) email from me (Peter Lindner) to Peter Barbur, Esq. of
   Cravath dated Nov. 10, 2011 -- includes the "Janik
   Letter" of Thu, Mar 24, 2005, 5:11pm

Sent Nov. 24, 2011

To: IBM Non-Management Directors to IBM Chair, IBM Directors & Corp. Governance Committee

Peter main email

From: "Peter main email" *** FISMA & OMB Memorandum M-07-16 ***
Date: Thursday, November 10, 2011 12:43 AM
To: "Peter Barbur" <PBarbur@cravath.com>
Cc: <cfletter@sec.gov>; "Kevin Lauri Esq" <Laurik@jacksonlewis.com>
Attach: Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5-11 PM.pdf
Subject: Re: IBM

To: SEC & IBM's CEO & Shirley Jackson (President of RPI and IBM Board Member) and the other IBM Board Members:

PLEASE GIVE

I see that Joe Paterno stepped down, and the President of Penn State resigned.

Who could have seen that coming? Not Joe, nor the President of Penn State.

"Paterno Is Out and President Steps Down at Penn State

By MARK VIERA 15 minutes ago

In the wake of a sexual abuse scandal, the university's board denied Joe Paterno his wish to finish the season, and President Graham B. Spanier stepped down. "

http://www.nytimes.com/2011/11/10/sports/ncaafootball/-joe-paterno-and-graham-spanier-out-at-penn-state.html?_r=1&hp

Wouldn't it be better if the SEC and IBM's CEO dealt with this issue of IBM lying to the Court to win a case now, instead of fighting it, and instead of denying to follow the US Law FRCP 26 on providing ESI prior to discovery?

I didn't even know the name of President Spanier.* But, he got his day in the sun by being forced to resign instead of pro-actively pushing Paterno out for his acquiescence at illegal activity done at Penn State. Gee, parallels abound: I pointed out that IBM lawyer broke the law, but apparently that's not enough for the SEC to investigate, nor for IBM's President to investigate, nor for the Board of Directors at IBM to investigate. What will it take for them to ask in writing for those people to put down in a public memo what happened and whether that conformed with what my accusations were at the April 2010 IBM Shareholder Meeting? I guess the SEC feels that providing a transcript of the meeting is an option that is a little bit too severe for IBM: after all, IBM should not have its words publicly made at a Shareholder Meeting be made public, or else someone may have the facts to see if IBM violated SEC rules on being truthful to Shareholders. Apparently the SEC is scared of IBM. And IBM is scared of Jackson Davis. Who runs whom?

I also have not had the courtesy of a reply from Peter Barbur, Esq. of Cravath as to whether he forwarded my email to IBM's CEO and to Ms. Jackson.

Regards,


Nov. 10, 2011

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

cc:

IBM Non-Management Directors
c/o Chair, IBM Directors and Corporate Governance Committee
International Business Machines Corporation
Mail Drop 390
New Orchard Road
Armonk, NY 10504

""Graham B. Spanier, one of the longest-serving and highest-paid university presidents in the nation, who has helped raise the academic profile of Penn State during his tenure, was also removed by the Board of Trustees. When the announcement was made at a news conference that the 84-year-old Paterno would not coach another game, a gasp went up from the crowd of several hundred reporters, students and camera people who were present.

"We thought that because of the difficulties that engulfed our university, and they are grave, that it is necessary to make a change in the leadership to set a course for a new direction," said John Surma Jr., the vice chairman of the board.

The university's most senior officials were clearly seeking to halt the humiliating damage caused by the arrest last Saturday of the former assistant coach, Jerry Sandusky, a man who had been a key part of the football program but who prosecutors have said was a serial pedophile, one who was allowed to add victims over the years in part because the university he had served was either unable or unwilling to stop him.

"

From: Peter main email
Sent: Wednesday, November 09, 2011 4:49 PM
To: Peter Barbur
Cc: cfletter@sec.gov ; Kevin Lauri Esq
Subject: Re: IBM

To the SEC:

Can you start a criminal investigation into whether IBM covered this up at the 2010 Annual Meeting which I attended? And please force IBM to turn over the transcript of the 2010 Annual Meeting in St. Louis within 14 days: by Nov 23, 2011.

IBM has not answered my question at that meeting, nor have they answered this simple request to the new IBM President / CEO Virginia Rometty, and thus are stonewalling this issue.

I just saw in the news that a sexual scandal at Penn State University is threatening to have their famed football coach Joe Paterno "retire" after many years. A columnist said that the University should fire Mr. Paterno immediately to show he can not call the tunes.

I pointed out that IBM lawyers lied to The Court in SDNY, and did not release "ESI" (email: electronically stored information) even when it existed, and I submitted it in my previous email as the "Janik Letter". IBM won't even release the transcript of that meeting, and clearly either Mr. Barbur is covering up, or did not give my letter to CEO Rometty. **I ask that both this and my prior email be given also to Ms. Shirley ~~Chisolm~~ Jackson, whom I went to MIT with (we were not friends, but I think we both have integrity and honesty), who is on the IBM Board of Directors.** Here's what a Washington Post columnist says about Joe Paterno, that can equally well apply to outgoing CEO Sam Palmisano, and (perhaps if I don't get a response soon) to Ms. Rometty:

> "What he didn't do, apparently, was follow up with authorities. A man who built his iconic reputation on

winning "the right way" passed the information up the chain and moved on.

"This is a tragedy," Paterno's statement read. "It's one of the great sorrows of my life. With the benefit of hindsight, I wish I had done more."

Hindsight? A more fitting word applies here: hypocrisy. Because it's simply unconscionable Paterno, who spent his career presenting such a strong moral front, would do so little after receiving an eyewitness account about a child allegedly being sexually assaulted in the building he runs by someone personally close to him.

Paterno did what he was supposed to, some would argue. Others deserve greater blame, the coach's supporters believe. Tim Curley, Penn State's athletic director, and Gary Schultz, a university vice president, have been charged with failing to notify authorities after the alleged incident at the team complex.

This isn't a sliding scale.

Everyone who had knowledge of what allegedly occurred in 2002 had an obligation — morally, if not legally — to do all they could to help authorities determine what happened. Paterno didn't do that.

Paterno defended his actions, saying he spoke with the athletic director instead of turning to authorities, in part, because he was not informed of the "very specific actions" McQueary included in his grand jury testimony. Paterno, though, also said McQueary was "distraught." That didn't lead Paterno to ask for more specifics? That wasn't enough for him to do more than he did? "

http://www.washingtonpost.com/sports/colleges/joe-paterno-retiring-at-seasons-end-isnt-enough/2011/11/09/gIQA7jI45M_story.html

This is a criminal misdemeanor, and Kevin Lauri should be convicted and disbarred in NY State, and thus in SDNY (Southern District of NY) for his acts of omission and commission. IBM should demand accountability from Lauri's firm of JacksonLewis, and if none is forthcoming, then drop JacksonLewis as their attorney(ies).

To Peter Barbur:

Please confirm that you have passed the previous letter to Ms. Rometty, and that you will pass both that email and this email to RPI President Chisolm Jackson, whom IBM tried to stop me from contacting directly. I think willful violations of criminal law in NY State, where I live and IBM is headquartered, should be looked into and the findings made public, if IBM is not a party to this, and it was due to the "bad apple" lawyers at Jackson Lewis.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter main email
Sent: Wednesday, October 26, 2011 8:03 AM
To: Peter Barbur

Cc: cfletter@sec.gov ; Kevin Lauri Esq
Subject: IBM

To Mr. Barbur:

Please pass on this letter to Ms. Virginia Rometty.

To the SEC:

Can you please start an investigation of whether Sam Palmisano misled the Shareholders in April 2011, and force IBM to release the transcript (both in searchable native ESI, electronically stored information, as per FRCP 26, and by videotape) so that it can be shown what I said and what Sam said. As I understand it, it is illegal to not provide both positive and negative information to an event (such as a Shareholders' Meeting), and just present the positive.

Dear CEO Virginia Rometty:

Congratulations on becoming CEO of IBM.

I have a problem that Sam Palmisano misled the IBM Shareholders at the April 2011 meeting which I attended in St. Louis, MO. Specifically, IBM did not turn over email in accordance with FRCP 26 (as revised by the US Supreme Court in Dec 2006) in connection with my lawsuit 06cv3834 *Lindner v IBM, et al.*, and Sam refused to acknowledge that this is the law (claiming he is "not a lawyer"), even as I pointed out the IBM Secretary next to him is, and could have answered the question.

In the case, I requested all relevant email (eg: saying Lindner, or Peter Lindner, or Wunderman, or Cathy Cooper), and IBM wrote the Judge that no such relevant email exists. I then wrote IBM's lawyers that their statement to the USDJ (US District Judge) was false, since the attached letter "Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5-11 PM.pdf" should have been turned over to me during discovery (prior to trial). IBM's lawyers not only refused to do so, but did not even account for why that letter was not turned over (suppressed, destroyed, overlooked, etc.), which is especially galling for 3 reasons:

1. It is a **crime** in NY State under NY Judiciary §487 on "intent to deceive" any Court in NY State (includes Federal Courts in NYC). IBM's lawyers at Jackson Lewis (Kevin Lauri and Dana Weisbrod) did not correct this perhaps unintended omission to the Judge, and thus intended to deceive The Court.
2. It is clear that the letter was from IBM and was email relevant to my case, since IBM had told the Court that Wunderman in general and then Cathy Cooper in particular never contacted IBM about me.
3. For IBM to not turn over email, when IBM is the largest computer company in the USA, is pretty much unfathomable. You'd expect that from a local hardware store, but not for IBM to say we don't have **any** emails. If my recollections are correct, I set up a separate computer for such email, and did not connect it to the Web, so that IBM could "clawback" the information without having risked it being seen by hackers, and I told that to the Jackson Lewis law firm.

It is customary (since the Johnson & Johnson poisoned Tylenol incident) for a large public company to gain trust, by announcing that it made a mistake, and then setting up an aggressive program to rectify such problem; for J&J, it was adding 3 new levels of protection so that their pills won't be tampered with, such as plastic seals on bottle caps being proof of tamper resistance, and pills that would not open so that they could not be (easily) have their contents adulterated. J&J regained their reputation, and became a leader in the field again.

Thus, I ask you to (unlike the phone hacking incident with Fox News, which Rupert Murdoch is still fighting) help uncover the misdeeds by the people involved, so that IBM becomes again a model firm and a paragon to our nation's companies, which as an IBM'er of 10 years tenure, I was used to in the USA.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Peter Lindner

From: "Ron Janik" <rkjanik@us.ibm.com>
To: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, March 24, 2005 5:11 PM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Hey Pete,

Well, I can't say I killed your dreams - Cathy came to me to ask for info on you and I gave her a positive recommendation. Maybe they just felt you didn't fit their needs. Who knows.

So you're just freelancing? Or are you working with an agency? And what about the rest of life?

Ron Janik

Ronald K. Janik
Market Data Analyst
Americas Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
East Peoria, IL 61611-1630
Phone:877-708-2789, Fax:877-708-2789, Tie: 349-0400
e-Mail: rkjanik@us.ibm.com

Success comes when preparation meets opportunity. -- Anonymous


AMI
Fuel for Growth



"Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***

"Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
03/24/2005 02:58 PM
To Ron Janik/Peoria/IBM@IBMUS
cc
Subject Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Ron:

It's sort of okay.

I've been working as a consultant, but looking for a full time gig. I got rejected by Wunderman -- Cathy Cooper mentioned you. Hey, is you the dude that killed my dreams?

Yours,

Peter

THIS IS THE "RELEVANT EMAIL" THAT IBM
a) Did not produce
b) which I gave to IBM after JACKSON LEWIS SAID "no relevant emails" to Judge
c) IBM did not amend their statement, nor produce it nor explain if it was destroyed

6/15/2009

----- Original Message -----
From: Ron Janik
To: Peter Lindner
Cc: Ronald Korsch
Sent: Thursday, March 24, 2005 10:05 AM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

corroboration

Yeah Pete - how goes it? It's been a while!

Ronald K. Janik
Market Data Analyst
Americas Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
East Peoria, IL 61611-1630
Phone:877-708-2789, Fax:877-708-2789, Tie: 349-0400
e-Mail: rkjanik@us.ibm.com
Success comes when preparation meets opportunity. -- Anonymous

Ronald Korsch/Boulder/IBM

Ronald Korsch/Boulder/IBM	To "Peter Lindner"
	*** FISMA & OMB Memorandum M-07-16 ***
	cc Ron Janik/Peoria/IBM@IBMUS
03/23/2005 09:36 PM	Subject Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Pete - thanks, we should have applied for a patent. Although this one is a little more complex, and certainly more artistic. How goes it in the Big City?

Ron

Ron Korsch
NA Analytic Consultant
Market Data, Analytics and Analysis
phone - 303-924-5643, t/l 263
fax - 303-924-9341
korsch@us.ibm.com

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

--X

PETER W. LINDNER,
Plaintiff,

-against-

INTERNATIONAL BUSINESS MACHINES CORPORATION, ROBERT VANDERHEYDEN, HEATHER CHRISTO HIGGINS, JOHN DOE #1, and JOHN DOE #2,
Defendants.

--X

06 Civ. 4751 (RJS) (DFE)
This is not an ECF Case

REQUEST FOR EXTENSION OF TIME TO REPLY TO DEFENDANTS RESPONSE WHILE NEGOTIATING, AND REQUEST TO AMEND COMPLAINT

Via Fax: 212-805-6151
Friday, June 12, 2009
NOT TO BE FILED VIA ECF

To Magistrate Judge Eaton:

PLAINTIFF'S POSITION

I have been conferring with IBM's attorney, Kevin Lauri, Esq., about narrowing the range of differences on the discovery issue(s), and we have made some progress. I am asking for additional time to file my reply to IBM's June 5 2009 Response, which Your Honor ordered[1] me to provide by Monday, June 15, 2009. Specifically, I ask for a four-week extension while such progress is being made, with The Court to order IBM to reveal the name, phone carriers and specific phone numbers of the key parties, which is a requirement for AT&T. Additionally, so as not to burden Your Honor with multiple motions, I seek permission to amend my complaint to include a violation of NY Judiciary §487 for IBM's intent to mislead the Court on Friday, June 5, 2009 by over-stating the amount of work it would take to determine the phone history, which IBM stated would require "", when IBM now concedes verbally that a scan of phone logs could accomplish that without that many (in other words, not 100,000 interviews, but maybe 12).

What I am requesting

My reasoning is that under Your Honor's Order of 05/29/2009 (on Pacer as #76), IBM had a deadline and complied, and we made much progress. However, IBM needs to supply the phone numbers for the parties and the carriers (if the phones are not handled by AT&T). AT&T

[1] The order asked that exceptions be addressed in a single joint letter:

> "I direct Plaintiff to fax me any reply by June 15, 2009. (I will be out of town at the Judicial Conference on June 10, 11 and 12.) If there is any other dispute about discovery or scheduling, I direct Plaintiff and defense counsel to confer with other, attempt to reach a compromise, and then, if necessary, to send me a single joint letter in compliance with my Standing Order for Discovery Disputes."

will take two weeks to wait for IBM to quash the subpoena before answering, and I estimate it will take a week for me to examine this ESI (Electronically Stored Information) which will be given by AT&T. I also ask that IBM be ordered to confirm that IBM does not have control of such information, so that I am not needlessly involving 3rd parties (AT&T, as well as the Pro Se Office and Your Honor) in getting this information which IBM has. If IBM needs additional time, such as a month to gather that data, I have no objection, inasmuch as that will save all of us the difficulty of involving other parties external to this case.

Having the phone numbers is calculated to lead to discoverable evidence, specifically who John Does #1 and #2 are, and whether IBM's HR or Legal Department called Heather and/or Bob prior to the lawsuit, and whether there were incoming/outgoing/internal calls about the two firms (Wunderman and Genalytics, and their headhunters) were made and when. This should refresh Bob Vanderheyden's and Heather Christo-Higgins' memories as to whether they made such calls. Also, there is ________ who was my IBM contact within Heather's group, whom I spoke to prior to confirming with Genalytics that I was looking for a job with them.

The Progress

Mr. Lauri said I could ask for a subpoena from AT&T to get IBM's phone records which cover the period in question, and would eliminate the "hundreds of thousands" of interviews, which IBM noted in their June 5 response. However, it would take several weeks for AT&T to comply with the subpoena, and AT&T requests that I notify IBM concurrently, which I shall do, and in fact, have already alerted Mr. Lauri as to my intentions.

Oddly enough, Mr. Lauri said he would check if IBM already had that information in-house (e.g. the IBM Contract and/or Telecommunications office may have such records), but Mr. Lauri has not gotten back to me on that. In fact, Mr. Lauri abruptly changed his stance to say he will not give any information to me (Plaintiff Lindner) unless ordered to by The Court.

I have written to Mr. Lauri about a clawback agreement so that inadvertent material being handed over can be retracted by mutual consent. I would want the ESI in native format[2] (in its original computer form, and preferably on a CD or a DVD, and if it is burdensome for IBM to produce this all at once, I would agree to that on a rolling schedule).[3] This matter has not been settled yet, but I think with The Court's encouragement, we can reach an agreement in two weeks, in time for the subpoena'ed data to be given to me. This would be in accordance also with FRCP 26(b)(5), so that upon notification either party will relinquish control of a document

---

[2] "Native" file means the way the computer file exists on the computer, as opposed to it being printed.

> "In a native production, data is produced as it was maintained or used. For example, an Excel spreadsheet file would be provided to the other side as an .xls file."
> http://technology.findlaw.com/electronic-discovery/electronic-discovery-guide/production/production-form/native.html

[3] From Video on Findlaw regarding production of ESI. 1 minutes: 11 seconds out of 2:33
http://technology.findlaw.com/video/production.html

and not make use of it.[4] I note that Mr. Lauri had written to me about discovery on November 2, 2006, which was a month before the FRCP rule changes existed for ESI, and Ken Richardson was attempting to compel ESI in his final communications to Defendants IBM (et al).

Amending Complaint by Plaintiff

Under NY State Law Judiciary §487 it is a misdemeanor for an attorney to deceive any party in a court action in NY State[5]. Under FRCP 11, the attorney has 21 days safe harbor to correct that mistake. Being that event is happening in a rather fast paced situation, I wish to choose NY State Law Judiciary §487 for IBM's reprehensible conduct (which need not be successful to violate Judiciary §487) in exaggerating the effort to meet discovery requirements posed by me (Plaintiff Lindner). I note that the Court can **sua sponte**[6] decide to invoke FRCP 11, and humbly hereby request that Your Honor consider it. I plan to amended my pleadings with leave of the Court in perhaps a month or two so as I can research this area of law (which has been changing in the past few years) and to present my amended complaint along with a motion and an affidavit to USDJ Richard Sullivan. Thus I intend to formally ask for permission to amend my complaint on Friday, August 12, 2009 to include the intent to deceive as per Judiciary §487, which occurred in NY State by a member of the NY Bar.

I also wish to report that Mr. Lauri has tendered a counter-offer for a settlement, which I got this week and which I intend to reply to IBM by next week (or maybe sooner). So, we (Defendants IBM et al, and Plaintiff Lindner) are making progress, which is commendable on IBM's part.

Thus, I hereby inform the Court that I wish to subpoena IBM's records from AT&T, and will go through the Pro Se Office to do so, and will supply IBM with a copy of the subpoena before serving it to AT&T's CT Corporation (which handles such requests, as I have also written to Mr. Lauri today). And I seek the Court's assistance in ordering IBM to supply the names/departments/phone#/carriers for those key parties (listed below in Appendix A). And that the Court should stipulate that IBM is indicating by their refusal to turn over the phone logs that IBM does not have those logs in their possession or control now, and that they never had such

---

[4] Ibid., 00: 52

[5] See Appendix B for information on Judiciary §487.

[6] FRCP 11(c)(3) allows the Court on its own iniative to invoke sanctions via a show cause hearing for the offending party:

> "Rule 11. Signing Pleadings, Motions, and Other Papers; Representations to the Court; Sanctions
> [...](c) Sanctions. [...]
> **(3) On the Court's Initiative.**
> On its own, the court may order an attorney, law firm, or party to show cause why conduct specifically described in the order has not violated Rule 11(b)."
> [emphasis in the original]
> http://www.law.cornell.edu/rules/frcp/Rule11.htm

possession or control. I ask also that if this is true, then perhaps IBM has destroyed those phone logs, and should be sanctioned as the Court may find appropriate, including monetary fines and instructions of adverse inference to the Jury upon Trial.

DEFENDANTS' POSITION

First, Defendants object to Plaintiff receiving an extension to submit his reply to Defendants' opposition to Plaintiff's Motion to Compel. Second, Defendants disagree that it is appropriate to file a joint letter on the issues outlined by Mr. Lindner above as they are the subject of his pending motion to compel. Plaintiff's discovery requests sought phone numbers and related information, including the following requests:

- No. 9 - Provide the name of any and all employees, including John Doe # 1 and John Doe # 2, who spoke with plaintiff as stated in paragraphs 15 and 21 of the complaint.

- No. 12 - Provide the phone numbers and carriers (e.g. Verizon, AT&T) for all phone calls made by any IBM employee including the time of all such calls including any and all such calls made from any office phone as well as any handheld mobile device such as cell phone/blackberry type device and home phone from 2001 to the present.

- No. 17 - Provide any and all documentation of conversations that Vanderheyden had with John Doe # 1 and John Doe # 2 or any other representative.

- No. 18. - Provide any and all documentation of conversations that Christo Higgins had with John Doe # 1 and John Doe # 2 or any other representative.

- No. 19 - The text of all telephone numbers dialed by defendant during the period three years prior to plaintiff's layoff to the present.

- No. 21 - Provide a list of any and all employees of IBM whoever communicated in any fashion whatsoever with any and all employees or affiliated employees or agents of Genalytics on a professional or informal basis.

Defendants objected to these requests. Plaintiff submitted a motion to compel, to which Defendants have fully responded.

Third, Defendants object to Plaintiff's request to amend his complaint for the third or fourth time. Defendants again are frustrated by Plaintiff's stalling tactics, and wish to move this case forward, which requires disposition of Plaintiff's motion and depositions of party and non-party witnesses.

Humbly submitted,

Dated: June 12, 2009

By: ______________________
Peter W. Lindner
Plaintiff, *Pro Se*



By: ______________________
Kevin G. Lauri, Esq.
Jackson Lewis

*** FISMA & OMB Memorandum M-07-16 ***

Appendix A: Names of Key Parties which Plaintiff Lindner needs Information in order to get Third Party (AT&T) Subpoena, as verbally agreed to by Defendants IBM attorney Kevin Lauri

Key Parties:

1. Heather Christo-Higgins
2. Bob Vanderheyden
3. Martin Poppmeier
4. IBM HR (Human Resources)
5. IBM Legal
6. IBM Contracts Office
7. Genalytics
8. Wunderman
9. The "head hunters" (search firms) for Genalytics and Wunderman
10. Peter Lindner

Information required:

1. Name
2. type of phone (home, work , cell, fax)
3. full phone number (10 digits, including area code)
4. Phone company carrier (e.g. AT&T, Sprint, Verizon), including possibility that some phones (e.g. Plaintiff Lindner's home phone) may have two carriers, e.g. Verizon for local calls, and AT&T for long distance calls.

Appendix B: Judiciary §487

§ 487. Misconduct by attorneys

An attorney or counselor who:

1. Is guilty of any deceit or collusion, or consents to any deceit or collusion, with intent to deceive the court or any party; or,

2. Wilfully delays his client's suit with a view to his own gain; or, wilfully receives any money or allowance for or on account of any money which he has not laid out, or becomes answerable for,

Is guilty of a misdemeanor, and in addition to the punishment prescribed therefor by the penal law, he forfeits to the party injured treble damages, to be recovered in a civil action.

(Added L.1965, c. 1031, § 123.)

Historical and Statutory Notes

L.1965, c. 1031 legislation

Section effective Sept. 1, 1967, pursuant to L.1965, c. 1031, § 195.

Derivation

Penal Law of 1909 § 273; repealed by Penal Law of 1965 § 500.05. Said § 273 was from Penal Code § 148, L.1881, c. 676, and from Code Civ.Proc. §§ 70, 71.

Excerpt from "Attorneys and Counsellors, Article 15", page 357.

Appendix C: FRCP 11 Violations by IBM in its June 5, 2009 Response to ESI Request

IBM has represented to the court via a written motion or other paper a statement on the difficulty of getting evidence that requires 100,000 interviews when the information can be gathered from Electronically Stored Information (ESI) that IBM already has or had in its control or possession; to wit: phone bills for its telephones of the key parties which can be made into ESI or already exist in ESI native format as per FRCP 26 (see Appendix A for key parties)

"(b) Representations to the Court.

By presenting to the court a pleading, written motion, or other paper — whether by signing, filing, submitting, or later advocating it — an attorney or unrepresented party certifies that to the best of the person's knowledge, information, and belief, formed after an inquiry reasonable under the circumstances:

(1) it is not being presented for any improper purpose, such as to harass, cause unnecessary delay, or needlessly increase the cost of litigation;

(2) the claims, defenses, and other legal contentions are warranted by existing law or by a nonfrivolous argument for extending, modifying, or reversing existing law or for establishing new law;

(3) the factual contentions have evidentiary support or, if specifically so identified, will likely have evidentiary support after a reasonable opportunity for further investigation or discovery; and

(4) the denials of factual contentions are warranted on the evidence or, if specifically so identified, are reasonably based on belief or a lack of information.

(c) Sanctions.

(1) In General.

If, after notice and a reasonable opportunity to respond, the court determines that Rule 11(b) has been violated, the court may impose an appropriate sanction on any attorney, law firm, or party that violated the rule or is responsible for the violation. Absent exceptional circumstances, a law firm must be held jointly responsible for a violation committed by its partner, associate, or employee.

(2) Motion for Sanctions.

A motion for sanctions must be made separately from any other motion and must describe the specific conduct that allegedly violates Rule 11(b). The motion must be served under Rule 5, but it must not be filed or be presented to the court if the challenged paper, claim, defense, contention, or denial is withdrawn or appropriately corrected within 21 days after service or within another time the court sets. If warranted, the court may award to the prevailing party the reasonable expenses, including attorney's fees, incurred for the motion.

(3) On the Court's Initiative.

On its own, the court may order an attorney, law firm, or party to show cause why conduct specifically described in the order has not violated Rule 11(b). "

Peter Lindner

From: "Weisbrod, Dana G. (NYC)" <WeisbrodD@jacksonlewis.com>
To: "Peter Lindner*** FISMA & OMB Memorandum M-07-16 ***
Cc: "Lauri, Kevin G. (NYC)" <LauriK@JacksonLewis.com>
Sent: Friday, June 12, 2009 11:54 AM
Attach: 20090612115743113.pdf
Subject: RE: Postponing June 15 deadline and your view on Judiciary 487

Peter,

We have converted your letter into a joint letter by indicating that the portion you wrote is Plaintiff's position and then adding Defendant's position to the end. We also changed the date on the submission to today's date. While we maintain that this letter is unnecessary, we have signed it and if you still wish to submit, you can sign and fax to the judge. Please send us a copy if you send to the court. Thank you,

Dana Weisbrod

Dana Glick Weisbrod
Attorney at Law
Jackson Lewis LLP
59 Maiden Lane
39th Floor
New York, NY 10038-4502

212.545.4053 | Direct
212.972.3213 | Fax

WeisbrodD@jacksonlewis.com

www.jacksonlewis.com

From: Peter Lindner [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, June 11, 2009 10:01 PM
To: Lauri, Kevin G. (NYC)
Cc: Weisbrod, Dana G. (NYC); Mohammed, Stephne (NYC)
Subject: Fw: Postponing June 15 deadline and your view on Judiciary 487

Kevin:

I am resending this letter of this morning with my new reply (entitled "Kevin on his refusal to obey MJ Eatons order to confer.pdf") which I told you today you misinterpreted what MJ Eaton ordered. , and I quote the paragraph.

You failed to write a joint letter by 5pm, and you are disobey a directive of MJ Eaton to confer if we have other discovery disputes.

Regards,

Peter

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

----- Original Message -----
From: Peter Lindner
To: LauriK@JacksonLewis.com
Cc: Stephne (NYC) ; Dana G. (NYC) Weisbrod
Sent: Thursday, June 11, 2009 12:27 AM
Subject: Postponing June 15 deadline and your view on Judiciary 487

Kevin:

Here's the best I could do on a joint letter for the discovery.

Can you narrow down the issues? Would you consent to a delay? And if not, for what reasons, so that I can tell MJ Eaton. (I don't see right now where MJ Eaton addresses that point, but it seems to be a standard for SDNY.)

Can we finish this letter or your intent on the letter by Thursday, so I can fax it on Friday ahead of the schedule (or Monday may be too late, especially since I have a brief due for a judge this weekend).

The Judiciary 487 is not a ploy, but I do feel that if you are serious about the 100,000 interviews, then I'm not sure whether you are acting in good faith, following FRCP 11, and more likely intending to deceive. Basically, you are sayuing it would cost $10million (at $100 per interview) to just do that part. It's a little hard to believe, and you ought to retract it since we (I believe) agree that most of that can be displaced / replaced with ESI. And since IBM does not pay a lump sum for its phone calls, and does in fact get a bill for each phone and/or office, it stretches credulity that IBM does not have receipts for its multi-million dollar phone bills. That, sir, is intent to deceive. But let's move past the recriminations, and set up the discovery details while conferring, and in the meantime, tell MJ Eaton that we are making progress (which I truly believe) and that we can settle a number of these problems with a little effort and time.

Regards,

Peter

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Law Offices of Kenneth W. Richardson

305 Broadway, Suite 402, New York, NY 10007
Phone (212) 962-4277 Fax (212) 732-0888

February 8, 2009

Jackson Lewis
Att: Kevin G. Lauri
59 Maiden Lane
New York, NY 10038

Re: Lindner v. IBM
06 CV 4751

Dear Mr. Lauri:

Thank you for responding to my discovery request, however, there are quite a few responses that are inadequate.

First, no information at all was provided for a number of plaintiff's discovery demands. This includes discovery demands numbers 3,8,9,12, 17,18,19,20,21,24. You assert various objections to these discovery demands, however, according to the Fed. Rule 33(b) you are minimally required to respond to the demand to the extent that the demand is not objectionable. You have failed to even do that.

Second, your response to discovery demand 2 is non-responsive because all it does is refer back to your Exhibit "A" which is plaintiff's personnel file. Third, the response to discovery demands 4,5 and 23 are wholly inadequate in that the responses are restrict to those actions involving Robert Vanderheyden and Heather Christo Higgins when the demand itself contained no such restriction.

Additionally, most of the objections you stated to the discovery requests are groundless and cannot be substantiated. Moreover, the information could have been and should have been provided as electronically stored information as required by the Federal Rules and as requested in my Discovery Demands. Please provide this electronically stored information within the next two weeks. If there are details you wish to hatch out regarding the furnishing of electronically stored information, please contact me within the next two weeks so that we may meet at a mutually convenient time and place so that these details may be taken care of.

You are herein placed on notice that failure to provide the electronically stored information within the next two weeks, failure to make arrangements within the next two weeks to meet to resolve any issues regarding supplying this information and failure to respond responsively to the discovery demands will result in a motion to compel.

Thank you for your prompt attention to this matter.

Sincerely yours,



Kenneth W. Richardson

White pages after this Day-Glo Orange Sheet are

3) The first 30 pages of a 152 page "MOTION INFORMATION STATEMENT" to the 2nd Circuit Court of Appeals dated 5/6/2009, and attached Emergency Appeal of Wed, Aug 5, 2009, stamped received "2009 AUG 6 – 6 PM12:45"—which includes

   a) On page 8, Jackson Lewis quote "Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records."

   b) On page 13, Exhibit B1 & B2, the latter of which says "Then I gave to IBM one relevant piece of ESI. This one relevant piece of ESI should ordinarily **trigger** a process where IBM would verify the correctness of the document and then ask.... 5. why it is there but has been overlooked, ... 8. is this an isolated error or a systematic error, ... 10. was this piece of evidence criminally and purposely overlooked in order to not produce all the evidence requested by the Plaintiff and/or FRCP 26 as revised in December 2006, 11. who should be held accountable for this error/criminal act?" [**emphasis** in the original]

   c) Exhibit B, the June 5, 2009 letter to Magistrate Judge Eaton from Jackson Lewis's partner "Kevin Lauri, Esq., ... cc: Peter W. Lindner (via Email And First Class Mail) and Dana L. Weisbrod, Esq.". Thus Ms. Weisbrod, Esq. is criminally complicit.

UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT
Thurgood Marshall U.S. Courthouse at Foley Square 40 Centre Street, New York, NY 10007 Telephone: 212-857-8500

MOTION INFORMATION STATEMENT

Pages 1-30 of 152 pages.

Docket Number(s): ______________ Caption [use short title] Temporary Stay & Writ of Mandamus

Page 1 has Index.

Motion for: Temporary Stay of Discovery End and of Settlement Conference and Writ of Mandamus to Magistrate Judge

Set forth below precise, complete statement of relief sought:

See p. 8, p. 13, & p. 3 of JacksonLewis letter of June 5, 2009

A stay is required for the August 6, 2009 Settlement Conference with MJ Eaton until after all witnesses, named Defendants and possible new witnesses are fully deposed. Also, the parties who must attend Settlement Conference include all named Defendants & an IBM Executive who is not an attorney and is superior to the named Defendants to be able to do as MJ Eaton originally stipulated "4. The parties -- not just the attorneys -- must attend in person. This is essential to the mediation process. It is important that parties hear the adversary's presentation." A Writ of Mandamus is applied to Magistrate Judge Eaton to postpone the settlement conference as per above, and to enforce USDJ Sullivan's order of depositions filed November 12, 2008.

MOVING PARTY: Peter W. Lindner OPPOSING PARTY: IBM, et. al.

x Plaintiff ☐ Defendant
☐ Appellant/Petitioner ☐ Appellee/Respondent

MOVING ATTORNEY:
[name of attorney, with firm, address, phone number and e-mail]
Peter W. Lindner Plaintiff, Pro Se
*** FISMA & OMB Memorandum M-07-16 ***
home & fax: FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

OPPOSING ATTORNEY [Name]:
[name of attorney, with firm, address, phone number and e-mail]
Kevin Lauri, Esq., Partner work: 212-545-4047
JacksonLewis fax: 212-972-3213
59 Maiden Lane
NY, NY 10038
LauriK@JacksonLewis.com

Court-Judge/Agency appealed from: SDNY -- USDJ Sullivan &/or Magistrate Judge Eaton

Please check appropriate boxes:

Has consent of opposing counsel:

A. been sought? Y Yes ☐ No
B. been obtained? ☐ Yes N No

Has service been effected? Y Yes No
[Attach proof of service] -- via email & fax --see attached

Is oral argument requested? Y Yes ☐ No
(requests for oral argument will not necessarily be granted)

Has argument date of appeal been set? ☐ Yes N No
If yes, enter date: ______________

FOR EMERGENCY MOTIONS, MOTIONS FOR STAYS AND INJUNCTIONS PENDING APPEAL

Has request for relief been made below? Y Yes ☐ No

Has this relief been previously sought in this Court? ☐ Yes N No

Requested return date and explanation of emergency: 8/5/2009 since MJ Eaton ordered 8/6/09 Settlement Conference violating own Standing Order and with violation of USDJ Sullivan order on depositions

Signature of Moving Attorney: [signature] Date: ~~8/4/2009~~ 8/5/2009 [signature] 8/6/2009

ORDER

IT IS HEREBY ORDERED that the motion is GRANTED DENIED.

FOR THE COURT:
CATHERINE O'HAGAN WOLFE, Clerk of Court

Date: ______________ By: ______________

Form T-1080 (Revised 10/31/02)

RULES OF THE UNITED STATES COURT OF APPEALS FOR THE 2ND CIRCUIT
Local Rule 27; Interim Local Rule 25

INSTRUCTIONS

Form of Notice of Motion and Supporting Papers for Motions and Opposition Statements

(1) The moving party should submit the Motion Information Statement in the format approved by the Court with such changes as the Chief Judge may from time to time direct.

(2) Supporting Papers for Motions and Opposition Statements:
 (a) All motions must be accompanied by an affidavit containing factual information only.
 (b) Motions may not exceed the limits prescribed by Local Rule 27(a) (1) (c).
 (c) A copy of the lower court or agency decision must be included as a separately identified exhibit if a moving party is seeking substantive relief.
 (d) Exhibits attached should be only those necessary for the determination of the motion.
 (e) Proof of service should be included.

(3) Number of copies: **FOUR** copies must be filed with the original.

(4) Non-compliance Sanctions: If the moving party has not complied with this rule, the motion may be dismissed by the Clerk without prejudice to renew upon proper papers. If an application is promptly made, the action of the Clerk may be reviewed by a single Judge. If the responding party fails to comply with this rule, the court may refuse to hear that party at oral argument. The court may impose costs and an appropriate fine against either party for failure to comply with this rule.

(5) All documents submitted in connection with the motion should be sent electronically under one e-mail as one document to the appropriate electronic mailbox as designated in Interim Local Rule 25(a)(3)(A). The T-1080 Motion Information Statement should be the first page, and the supporting documents (e.g., affidavit, proof of service) and then antivirus certificate should follow.

MOTION INFORMATION STATEMENT

UNITED STATES COURT OF APPEALS FOR THE SECOND CIRCUIT

DOCKET NO.

Attorney(s) for Petitioner
Office & Post Office Address & Telephone Number
Via email to prosecases@ca2.uscourts.gov

Peter Lindner
(Pro Se Litigant)

*** FISMA & OMB Memorandum M-07-16 ***

Home/FAX:
CELL :
email : *** FISMA & OMB Memorandum M-07-16 ***

Motion for a stay and for a writ of mandamus

In re PETER W. LINDNER , Petitioner

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

--------------------------------------- X

PETER W. LINDNER,
Plaintiff,

-against-

INTERNATIONAL BUSINESS MACHINES CORPORATION, ROBERT VANDERHEYDEN, HEATHER CHRISTO HIGGINS, JOHN DOE #1, and JOHN DOE #2,
Defendants.

--------------------------------------- X

06 Civ. 4751 (RJS) (DFE)
This is not an ECF Case

EMERGENCY APPEAL ON SHORT ORDER FOR TEMPORARY STAY AND WRIT OF MANDAMUS TO THE SECOND CIRCUIT COURT OF APPEALS

Wednesday, August 05, 2009

To the Second Circuit Court of Appeals:

See page 3.

Wednesday, August 05, 2009

To the Second Circuit Court of Appeals:

Relief Requested and Summary

I am not a lawyer, and I am matched against IBM, with its 400,000 employee company[1] in an unfair fight. Thus, I ask for something that is rarely done: a stay of an order by a Magistrate Judge of some 10 days ago, along with a Writ of Mandamus to "force" the Magistrate Judge to adhere to those principles which the Magistrate Judge in his wisdom (and I am not using that phrase sarcastically) set up prior to this current series of orders in the past two months. I am alleging that IBM has criminally corrupted the process in this instant case of Lindner v IBM, et al, 06cv4751. So, my answer is quite long, and I will demonstrate part of it. Thus I ask for a temporary stay of deadlines for discovery so that my subpoenas and depositions can continue, unlike MJ Eaton's orders of June and July 2009. And I ask that the Court issue a writ of Mandamus to require MJ Eaton to thoroughly investigate two incidents, as well as do all other items consistent with the temporary stay that overruled whatever orders MJ Eaton made in June-July 2009 regarding subpoenas and depositions. Also, MJ Eaton should ensure that USDJ Sullivan's order #67 of November 12, 2008 requiring a set of 4 depositions be carried out in full before any Settlement Conference which is scheduled for tomorrow, Thursday, August 6, 2009 at 9:45am. Finally MJ Eaton should ensure that without any discretion on his part, the letter of his Standing Order on Settlement Conference (on the SDNY website as of July 1, 2009) be carried out after the completion of the aforesaid depositions, and without any 'wiggle room' for IBM to not include the persons suggested to be there. In other words, the writ of Mandamus applied by this Second Circuit Court of Appeals upon MJ Eaton is also binding upon USDJ Sullivan, and can only be removed by this Second Circuit Court of Appeals or by the US Supreme Court. I conjecture – and I repeat, this is conjecture, but I have some faith in it – that under such an arrangement, MJ Eaton will carry out this writ admirably. This includes all orders on joint letters that IBM has refused to obey; they should be carried out in an amicable and timely fashion, with sanctions for IBM's attempted roadblocks on such letters. (This can be expanded upon in detail at the fully briefed hearing, which I attempted to do also in my July 31, 2009 motion to USDJ Sullivan.

---

[1] I apologize for being a movie buff, but the movie "Chinatown" (1974) by Roman Polanski shows how a corrupt powerful man can commit a murder right in front of the police, and they let it pass, because that's how the District Attorney treats crimes when they happen in Chinatown, you do "As little as possible.":

> "[has this happened to you before?]
> Jake Gittes: Why?
> Evelyn Mulwray: It's an innocent question.
> Jake Gittes: In Chinatown.
> Evelyn Mulwray: What were you doing there?
> Jake Gittes: Working for the District Attorney.
> Evelyn Mulwray: Doing what?
> Jake Gittes: As little as possible.
> Evelyn Mulwray: The District Attorney gives his men advice like that?
> Jake Gittes: They do in Chinatown."

It ominously notes that you don't know what you're dealing with:

> "Noah Cross: You may think you know what you're dealing with, but, believe me, you don't.
> [Gittes grins]
> Noah Cross: Why is that funny?
> Jake Gittes: That's what the District Attorney used to tell me in Chinatown."

And thus, after Jake Gittes witnesses a murder in front of the police, and shocked that nobody is making is even making a move to arrest:

> "[last lines]
> Walsh: Forget it, Jake. It's Chinatown."

I have 2 affidavits, which I am NOT attaching here, since they take away from the thread of the argument, and can be sent in a moment's notice, since I have them on my PC, ready to be emailed.

Theoretical Framework:

- Demonstrate the premise that there is at least one incident of corruption:

I have 18 potential incidents, of which I will prove 1 of them[2].

And, proving one of them, should be sufficient for a temporary stay and for a writ of mandamus.

Factual Detail and Analogy

The proof of the IBM Judge being corrupt is one of the 18 instances (now 20) that I cite. I will cite 2 instances, at least one of which is indicative of corruption, and therefore worthy of a temporary stay. This is the incident of (analogously) a policeman not heeding a person's warning that a passenger boarding a plane is carrying a gun.

That incident for the IBM case is that MJ Eaton required that the parties, not just the attorneys, be present at mediation[3]; and then IBM did not bring the parties, but instead brought an IBM employee who is an attorney, even though it merely required a teleconference call to meet the judicial edict/order that the parties be present. In other words, IBM chose to disobey-- based upon IBM's own judgment -- a stricture of the judge, when they could have obeyed it without quibbling by merely expending a minor amount of money and time, that is the cost of connect the parties to the Settlement Conference via telephone conferencing. I pointed that out to IBM and they refused to budge. Moreover, I have researched this on Lexis, and spoken to experts in the field who seem to agree with me on this [citations available].

---

2 The above four sentences were debated by phone, heatedly, in 2½ hours this morning with a friend who is an expert on statistics, and who allowed me to repeatedly run over his words (that is to say, control the conversation at the expense of alienating him, which is okay, since we've been friends since 1970). It took 2½ hours to get him to fully agree with me.

Thus, when I ask the Court, whom I do not know and to whom I must be polite and respectful, that I am telling the truth, and that I am trying to keep this brief short, I respectfully ask Your Honor to allow me the courtesy of assuming I speak the truth, and will prove each of my allegations if asked to do so. But, that I remind the Court that what I ask for is true, and that I will submit to that under penalty of perjury which I regard as imprisonment, which I thoroughly detest and hope never to go to jail, then please believe me that what I say is true, and that the extraordinary relief I seek is temporary and called for and most importantly valid and subject to detailed scrutiny. And by "detailed scrutiny," I mean that a special master who can be appointed by the Court with computer, statistical and legal knowledge will determine that my facts, my assertions, my allegations are all true, and if not true, can be shown to be done in good faith and with malice toward none, and with a sense of admiration for the Courts and for the USA. Seriously.

3 MJ Eaton originally stipulated "4. The parties - - not just the attorneys - - must attend in person. This is essential to the mediation process. It is important that parties hear the adversary's presentation." This "Standing Order for Settlement - November 3rd, 2008" is in the SDNY Website under MJ Eaton, and was affirmed in MJ Eaton's order of July 23, 2009 Pacer #96, item #20: "I reaffirm .. my Standing Order for Settlement Conferences". IBM chose not to follow that document to the letter of that document, even in something as trivial as having the parties available via teleconference. It may even be true that one or more of the parties are within 100 miles of NYC, thus triggering in person attendance. Those parties would be:

- Ms. Christo-Higgins and
- her 1st or 2nd level manager.

The 18 U.S.C. § 1512 witness tampering incident is what I analogize to a policeman not heeding a person's warning that a passenger boarding a plane is carrying a gun.

This analogy is: an officer of the law is alerted to an extraordinary development, and the officer either/both ignores the alert or chastises the person for the allegation.

Analogy

Suppose I see a passenger boarding a plane and I tell a nearby police officer of my suspicions of that passenger carrying a gun. The officer should investigate the passenger for a weapon. Right?

However, if the officer chastises me for making wild allegations and does not pat down the passenger for a gun, then the officer is either corrupt or inept.

If you see something, say something.

Actual instance

USDJ Sullivan requires a joint letter to him in certain circumstances. I asked IBM for a joint letter, and IBM refused. I then called USDJ Sullivan, and got permission to write a single letter. In that motion of June 19, 2009 (see Appendix F), I allege

> "tampering with my witnesses and refusing to confer, and in not writing a joint letter to Your Honor. My single letter is attached, for which I apologize for the lack of time to make it more coherent, citing cases, and proposing reasonable but stringent sanctions upon IBM for their untoward behavior."
>
> ["Objection To Magistrate Judge Order And Motion For Sanctions On Defendants For Violating Standing Order", Friday, June 19, 2009 2:39 PM, via email]

Given that IBM refused to write a joint letter (arguably against USDJ Sullivan's rules), USDJ Sullivan in his Order (Document 87 Filed 06/25/2009) did several very strange things:

1. USDJ Sullivan said that the allegation was without foundation: "wildly speculative and completely without merit"
2. USDJ Sullivan did not ask IBM for an explanation of the events, including their intent on communicating with the witnesses,
3. USDJ Sullivan did not alert an official of the FBI or of the US Attorney's office to immediately investigate these allegations

Let's examine these three points:

1. My allegations may have been "wildly speculative", since USDJ Sullivan did not know upon which facts I made my allegation. But, under no circumstance could USDJ Sullivan assert that my allegation was "completely without merit" – how could USDJ Sullivan know the merits, if USDJ Sullivan did not even know the facts? If USDJ Sullivan did know the facts, then perhaps it was via an ex parte communication or perhaps because USDJ Sullivan had pre-judged the outcome. Please recall the next point:

2. As a USDJ, the Honorable USDJ Sullivan has the authority and the obligation to ask an officer of the court (Kevin Lauri, Esq.) about an alleged criminal incident that they (Lauri and IBM) are alleged to

have been involved with. Simply put: USDJ Sullivan could have asked IBM/Lauri: "What was your intent when you wrote the witnesses? Both joint intent and separate intents." This is not an idle question, since under 18 U.S.C. § 1512, subsection (e) intent is paramount. If IBM's "sole intention"[4] of the communication to the witness tampering was merely to get the witnesses to tell the truth, they are not guilty of witness tampering. Alternately, if the Defendants wer aware that communicating with the witnesses was an attempt to influence the witnesses to delay their testimony[5] or withhold production of records, then this is a felony. Moreover, IBM asked for the addresses of the witnesses at about 9am before MJ Eaton ruled that there were "no new subpoenas," which means that had I gotten a subpoena that morning, IBM's actions that evening at 8pm would have been an attempt to influence the witnesses to delay their testimony. IBM has not even indicated why they wanted to and then did indeed contact all the witnesses, especially when I warned IBM not to do so since it may well be witness tampering. Moreover, IBM could have disagreed on my assessment of the witness tampering, which then becomes a discovery disagreement, and under MJ Eaton's orders could have joined me in a joint letter to MJ Eaton whether communicating to my witnesses is allowable or is witness tampering.

3. Witness tampering is a serious crime, which threatens the underpinnings of the Judicial System, and has been known to be such for over a thousand years. [citation upon request] MJ Eaton who was alerted of that, and USDJ Sullivan who was alerted Friday, June 19, 2009, 2pm, could have summoned the appropriate authorities to investigate. To my knowledge, this was not done. Moreover, USDJ Sullivan instead said "This is not a cognizable basis for reversing Magistrate Judge Eaton's rulings." I noted to USDJ Sullivan in my Friday, July 31, 2009 motion to USDJ Sullivan that had the witness tampering been more severe[6], and I submit USDJ Sullivan did not know otherwise (assuming no ex parte communication and in view of #2 above), then USDJ Sullivan would have been derelict in his duty not to point out the alleged incident to law enforcement personnel.

Recitation of Requests

What I am asking for is merely;

1. a temporary stay on a scheduling order until this matter is fully explored by the Second Circuit Court of Appeals in an open hearing fully briefed on all issued raised in the actions and orders of June and July 2009, such
   a. That all scheduling deadlines be waived until the completion of all depositions as per USDJ Sullivan's order of November 12, 2008
   b. That the discovery (specifically: all subpoenas and discovery of ESI from Defendants, parties, third parties and non-parties by Plaintiff Lindner) be allowed to continue without any restriction imposed by either MJ Eaton or USDJ Sullivan. That is to say: discovery should not end on July

[4] Please see Appendix C for a scholarly discussion which I excerpted which addresses this issue.

[5] Some lawyers may quarrel with the word "testimony," however, my intent for the witnesses as in my letter to them and in accord with the SDNY Pro Se Manual to first ask the witnesses for the information prior to getting the subpoena, since they may give it willingly.

[6] Actually, I was a bit more dramatic to USDJ Sullivan in my July 31, 2009 motion:

> "Your Honor did not consider witness tampering to be more than a "discovery dispute." Actually, it is a felony, and to not look into it may well be non-feasance or misfeasance. If – and IBM has NOT done so – if IBM had threatened to kill a witness, would Your Honor still hold that it is merely a "discovery dispute?" Yet both the threat to kill a witness and attempting to influence a witness to delay testimony or withhold records are covered by the same statute: 18 U.S.C. § 1512 on witness tampering (subsection (a), as opposed to (b)-(d)). "
> [page 6]

31, 2009 as ordered by MJ Eaton, and that I should get to subpoena witnesses now, unlike MJ Eaton's order of June 16, 2009.

2. a writ of mandamus to order MJ Eaton to conduct a thorough investigation
   a. of the alleged witness tampering, including asking IBM and JacksonLewis what their intent was in the entire incident at different points
   b. of why the clerk in the Pro Se Office returned the first, and indeed the second and the third, courtesy copy of a motion which was addressed cc: SDNY Chief Judge Preska. They were returned to Plaintiff Lindner, instead of being forwarded to the clerk's ultimate boss, who is the Chief Judge Preska.

Details

USDJ Sullivan's order #67 ("Order #67" attached as Exhibit A) of November 12, 2008 item 7(c)(ii) specifically orders MJ Eaton and IBM to schedule the 4 sets of depositions in this sequence, which only (a) and the 2nd part of (b) have been done.

> (ii) Pursuant to Magistrate Judge Eaton's Scheduling Order, depositions shall proceed in the following order.
>
> (a) Defendants shall depose Plaintiff first.
>
> (b) Plaintiff shall depose Cathy Cooper and Matthias Kahder.
>
> (c) Plaintiff shall depose the individual Defendants.
>
> (d) The parties may take all other non-party depositions.
>
> [USDJ Sullivan's order on PACER #67 of November 12, 2008]

At the risk of losing the thread to this argument, I assert that IBM waited until July 8, 2009 to depose me, which is the first of 4 depositions, and unilaterally scheduled Matthias on July 16, 2009 in California (I was on a teleconference with it) – even though it was out of order and was the 2nd part of the 2nd deposition set. IBM then refused to set dates for any of the other depositions, including the important 3rd set of the named Defendants. Even though MJ Eaton ordered all depositions ended on July 31, 2009, Kevin Lauri in bad faith refused my request of Saturday, July 25, 2009 to "Please provide me by July 28, 2009" a list of days to depose Heather and Bob (the named individual Defendants of (ii)(c) above), by saying they wish to give me those dates after the Settlement Conference of August 6, 2009 instead of on July 28 or 29.

To repeat: MJ Eaton had ordered all discovery and depositions to end on July 31, 2009, and IBM refused to give dates for depositions before July 30th, even saying on Wednesday, July 29, 2009 that IBM would give those possible deposition dates only after August 6, 2009.

That is why I ask for a temporary stay of MJ Eaton's order of July 23, 2009, and his orders of May 29 through August 4th, 2009 which not only limited and compressed the schedule of depositions and discovery from several years into two months, but also limited what I can say and do to call attention to this miscarriage of justice. I wish that all 4 sets of depositions of USDJ Sullivan's order #67 of November 12, 2008 be carried out, since only the first was carried out some 9 months later. And USDJ Sullivan's Order #67 said that discovery would end some 3½ months later, not what MJ Eaton schedule of some 3½ weeks later. Moreover, in the footnote #7 below, I state that "IBM lied" and I am confirmed that by talking to more than one expert on computers, not just relying upon my own considerable computer expertise, that

- IBM lied or else
- IBM destroyed the documents through normal retention/destruction policies.

IBM has confirmed in writing to me Wednesday, June 10, 2009 2:40 PM that they did not destroy documents:

"However, be assured that when IBM became aware of your claims, IBM put a litigation hold in place to preserve documents and information potentially relevant to your claims and that this litigation hold supersedes any standard document retention policies/procedures at IBM."

Thus, we are talking about a very serious matter that IBM lied to The Court in a filing to MJ Eaton on June 5, 2009, which is attached as Exhibit B:

II. Plaintiff's Letter Motion to Compel Electronic Discovery

Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

There is a movie[7] entitled "The Forgotten (2004)" where a woman loses her son and everyone says to move on with her life. I hereby risk of spoiling the movie (there is a greater good than the wrong in doing that), it turns out that aliens are in control of the entire earth, much like we would be in control of a mouse in a maze, and a small number of people know that, and realize if they tell the woman that, they will be instantly removed – much like that mouse in the maze. So, they choose their words carefully, asking the woman to "move on" in her life. It is a similar theme to what many people have been telling me: move on in my life, I'm paranoid, I have a low chance of winning. In the movie, the woman was told all 3 things, even though she was right. To which I give the following example of why I persist in this quest:

[7] One movie amateur summarizes the movie "The Forgotten" where powerful aliens play games on people to test them, like we test mice. In the movie, the alien overseeing this experiment removes the son from a woman to see if her love is greater than the craziness going on around her.

Similarly, I feel tested in that I know what is right, yet people say I cannot win this battle against IBM. IBM has also acted inexplicably when it claimed that it had not Electronically Stored Information (ESI) relevant to the case, even though it had not destroyed any files (which would be a crime).

That alone is pretty suspect (we are not talking Mom and Pop's hardware store not having a document, but IBM, the inventor of the PC and of computing machines back in the 1890's. And IBM's lawyer affirms that all records were kept in accordance with rules to suspend normal destruction of documents.) Worse, when I presented in June2009 IBM with a memo from an IBM'er specifically relevant to this case on EEOC retaliation, in that the IBM'er mentions he was contacted by Cathy Cooper of Wunderman for a job reference, IBM does not retract their sworn statement of June 5, 2009 to the Judge that all relevant ESI documents were turned over. I have spoken to computer experts who affirm this is impossible and unbelievable for IBM to make that claim. I, too, am a computer expert with 2 degrees from MIT, and 10 years at IBM.

Thus, "IBM lied" (the first paragraph of my June 17, 2009 motion I made, which MJ Eaton first agreed to put on Pacer, and then inexplicably a week later reneged on documenting it by putting in on the electronic retrieval system for Court documents—please see item #10 of affidavit sworn to by me on 10 July 2009).

This is a case where IBM and USDJ Sullivan are forcing my hand by ignoring evidence and moving along the case so as to frustrate both truth and justice. I am hoping in this instant motion and writ to get some semblance of justice for a brief period of 90 days without the heavy handed actions of IBM in playing out the clock by

Here's the summary of the plot movie "The Forgotten":

> A woman "is mourning the loss of her son to a plane crash 14 months ago. One day a couple small memory-related oddities occur. First she forgets where she parked her car. Later, she swears she was just drinking a cup of coffee but her psychiatrist says she wasn't. Soon, this snowballs and her memory of her son is even challenged. First her husband, then her psychiatrist, then friends say she never had a son. As if that's not bad enough, she ends up in trouble with the police. Is she going crazy, or is something more sinister afoot?
>
> ....
>
> [Her husband, who was also on the plane with her son, has forgotten about his child. She realizes that] "at this point she's convinced that she isn't crazy. So she seeks to find out exactly what is going on. I love how the characters don't know who they can trust, and neither does the audience. Even characters who are attempting to help must be looked at with suspicion. You are to question everybody at all times! ...
> Ultimately, the film suggests a balance between obsessively keeping the past alive, which can void the present and even precipitate other dangers (this is even stronger in the alternate ending available on the DVD), and fatalistically taking the fact that the past doesn't exist substantially as a cue to completely neglect it. In the dénouement of The Forgotten, such a balance is rewarded, and leads to hope for the present and future while maintaining a reasoned embrace of the past."
> Brandt Sponseller from NYC

RE: "As if that's not bad enough, she ends up in trouble with the police.": I should note that the FBI accused me of concocting this story and threatened me with jail if I was doing this to get back at IBM.

The FBI also said I had no (concrete) evidence. I asked what do I need to give, short of showing money changing hands? Do they have any guidelines about what constitutes evidence? They had none.

There is a 90% chance that an incumbent will win an election (maybe higher). Thus, would one counsel a friend running for the Congress or the Senate to stop devoting a half year of his life to have a 10% chance of winning?

The answer is clearly: No.

The reasons for running for congress / for the Senate are similar to my reasons, which is to say,

- it is the right thing to do,
- the goal is of high value to me, and
- it allows the chance to do an incredibly patriotic thing, which is to help move the USA in a good direction.

Conclusion

In that spirit, I ask against all odds that Your Honor issue a temporary stay of MJ Eaton's orders of June and July 2009, and issue a writ of Mandamus upon MJ Eaton, so that

1. to grant the temporary stay of deadlines in order to allow discovery to continue with my intended subpoenas and with USDJ Sullivan's order on four sets of depositions, and

2. to force the hand of Magistrate Judge Eaton to fully investigate the two incidents via the appropriate means within the Court and with external enforcement agencies (FBI and US Attorney) who have modern forensic methods, including DNA testing (I have the returned letter in a Ziploc bag) and fingerprint analysis, etc. MJ Eaton should preside over investigation including obstruction of justice and conspiring to deprive Plaintiff Lindner of his civil rights with regard to allegations

    a. of witness tampering and
    b. of interfering with communications between me and the Chief Judge (who is in charge of grievances, and who pre-approved all three attempts of mine, and which yesterday the Head of the Pro Se Office Ms. Subchek concluded was a lawful activity and gave me the CJ address for filing directly a grievance without going through the Pro Se Office – a minor victory in and of itself). I note that to get Ms. Subchek to agree with me that I could communicate with the CJ, I had to show SDNY Local Rule 1.5 which makes the CJ appoint the Grievance Committee.

3. In the meantime,

    a. my subpoenas to IBM Defendants (including experts at IBM, such as the custodian of documents, among others), third party witnesses and non-parties should continue,
    b. that MJ Eaton should enforce all rules without discretion pertaining to
        i. IBM writing joint letters and
        ii. IBM fulfilling FRCP 26 on ESI discovery, and
    c. that the Settlement Conference of August 6, 2009 is postponed until either both sides agree or until USDJ Sullivan's order on 4 sets of depositions is completed.

4. Finally, that an open Court hearing on these issues, fully briefed, should be made until this temporary stay and this writ of Mandamus is lifted.

    a. Moreover, all filings to/from the Court and the Defendants and Plaintiff should be filed on Pacer in a format which is searchable (a term which I can explain, and which surely IBM is knowledgeable of), even if that means retroactively adding the documents as supplemental; this ensures that the progress of this case can be followed from afar. This includes

i. the notorious June 5 2009 IBM Response to the Motion to Compel, and
ii. the IBM alleged witness tampering letter of June 16, 2009.

b. I also suggest that IBM may have wanted not to have documents on the record so that it could not be decided / reviewed by the Second Circuit Court of Appeals. This topic should be examined by MJ Eaton with respect to:

i. Having joint letters and motions be searchable and in native format (again explainable by me or by IBM)
ii. Communications not impeded by IBM by refusing to provide data in native format
iii. Putting all such motions and controversies aired on Pacer as per a normal case (this is a non-ECF case).

By:  Date: 8/6/2009

Peter W. Lindner
Plaintiff, Pro Se

*** FISMA & OMB Memorandum M-07-16 ***

Home & Fax:
Cell: *** FISMA & OMB Memorandum M-07-16 ***

cc: SDNY Chief Judge Preska
Honorable USDJ Sullivan
Honorable MJ Eaton
Kevin Lauri, Esq.
Dana Weisbrod, Esq.

Exhibit A: Excerpt from USDJ Sullivan's order #67

I assert that of the following excerpt of USDJ Sullivan's order #67 ("Order #67" herein as Exhibit A) of November 12, 2008 item 7(c)(ii) specifically orders MJ Eaton and IBM to schedule the 4 sets of depositions in this sequence, which only (a) and the 2nd part of (b) have been done.

Case 1:06-cv-04751-RJS-DFE Document 67 Filed 11/12/2008 Page 2 of 3

(ii) Pursuant to Magistrate Judge Eaton's Scheduling Order, depositions shall proceed in the following order.

(a) Defendants shall depose Plaintiff first.

(b) Plaintiff shall depose Cathy Cooper and Matthias Kahder.

(c) Plaintiff shall depose the individual Defendants.

(d) The parties may take all other non-party depositions.

Exhibit B: IBM alleged lie MJ Eaton on June 5, 2009 that no relevant ESI exists

There are several parts to Exhibit B: B1, B2, B3.

I assert that IBM lied when they stated to The Court in a filing to MJ Eaton on June 5, 2009 (excerpt herein as Exhibit B1). That June 5, 2009 filing was IBM's response to a motion to compel to secure Electronically Stored Information (ESI). On June 16, 2009, IBM was provided by me what is on page 8 of MJ Eaton's Pacer Document # 96, and is excerpted below as Exhibit B2.

Exhibit B1: IBM says no relevant ESI exists

This is excerpted in Appendix D, and attached in full since it is a 33 page document.

II. Plaintiff's Letter Motion to Compel Electronic Discovery

Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

Exhibit B2: Ten days later, Lindner gives IBM relevant IBM ESI evidence

I read IBM's assertion of June 5, 2009 that no ESI exists (they incorrectly refer to as "electronically stored records"). This letter is the letter from Ron Janik ("the Janik letter") to Peter Lindner of March 24, 2005 5:11pm.

This is incredibly improbably to the point that the majority of evidence would conclude that this statement is not true,

Then I gave to IBM one relevant piece of ESI.

This one relevant piece of evidence would ordinarily should trigger a process where IBM would verify the correctness of that document and then ask:

1. was the Janik letter forged by Peter Lindner,
2. who would have it,
3. where does it reside,
4. why is it not there,
5. why is it there but has been overlooked,
6. should The Court be immediately alerted to an incorrect statement given by the Defendants in writing to The Court as a Defendant response to a Motion to Compel,
7. how long would it take to re-do the discovery process to get all such similar documents,
8. is this an isolated error or a systematic error,
9. was this piece of evidence criminally destroyed in violation of IBM's assurances,
10. was this evidence criminally and purposely overlooked in order to not produce all the evidence requested by the Plaintiff and/or FRCP 26 as revised in December 2006,
11. who should be held accountable for this error/criminal act?

The Janik letter that should have been among the hundreds of ESI documents given to Plaintiff Lindner before discovery began, but at least during discovery. But it was not, and IBM did not alert MJ Eaton sua sponte that the Defendants statement was perhaps technically or strictly correct, but in the scheme of discovery was at least an error of omission. When IBM refused to, of their own free volition, act in accordance with FRCP 26, then the error of omission became an error of commission. It became: withholding or destruction of evidence. And this is relevant, for the destruction of evidence would be a fact that should be given to the Jury by The Judge as indicative of hiding the Defendants wrongdoing.

Specifically, this lawsuit accuses IBM of retaliating against Lindner in violation of Title VII of the Civil Rights Act of 1964 by IBM giving a bad reference to Cathy Cooper of Wunderman. In the Janik letter, IBM'er Ron Janik (a friend of mine, Plaintiff Lindner) writes that he was at least one IBM'er who spook to Cathy Cooper of Wunderman in the Feb-Mar2005 time frame that is the limited search window for finding ESI relevant to Lindner asking Wunderman for a job.

Exhibit B3: The Janik Letter

Here is the Janik letter excerpt, which you can see was filed on Pacer as #96, which Your Honor can read to see the full context:

Case 1:06-cv-04751-RJS-DFE Document 96 Filed 07/23/2009 Page 8 of 8

Appendix D: Email (thus ESI) from IBM'er Ron Janik to Plaintiff Lindner, which IBM did not turn over, and worse, said did not exist

Peter Lindner

From: "Ron Janik" <[illegible]>
To: "Peter Lindner"*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, March 24, 2005 6:11 PM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Hey Pete,

Well, I can't say I killed your dreams - Cathy came to me to ask for info on you and I gave her a positive recommendation. Maybe they just felt you didn't fit their needs. Who knows.

So you're just freelancing? Or are you working with an agency? And what about the rest of life?



Ronald K. Janik
Market Data Analyst
American Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
Exit Peotta, IL 61611-1630
Phone 877-708-2789, Fax 877-708-2789, Tie: 349-0400
e-Mail: [illegible]

Appendix C: Why intent is important in 18 U.S.C. § 1512 on witness tampering

""Ethics" or "Witness Tampering"? (Part 3)

"**Subsection (e)**

Subsection (e) provides:

> (e) In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that the conduct
> consisted solely of lawful conduct and that the defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully.

Subsection (e) makes purity of intent a defense. Mere professions of innocent intent, however, obviously do not confer immunity. Whether the "sole intention" of the actor's conduct was to promote truthful testimony is a question of fact, and one to which the surrounding circumstances and the actor's methods may be relevant.""

http://www.daubertontheweb.com/2006/02/ethics-or-witness-tampering-part-3.html

NOTE: FULL HARDCOPY OF THIS SCHOLARLY ARTICLE ON 18 USC §1512 IS ATTACHED (5 pages)

Appendix D: A document which is not on Pacer: IBM's June 5th, 2009 Response to Motion to Compel"

This 33 page document "IBM 060509.pdf" is also not on Pacer. It is attached separately. It begins:

Representing Management Exclusively in Workplace Law and Related Litigation

jackson lewis
Attorneys at Law

Jackson Lewis LLP
59 Maiden Lane
New York, New York 10038
Tel 212 545-4000
Fax 212 972-3213
www.jacksonlewis.com

ALBANY, NY
ALBUQUERQUE, NM
ATLANTA, GA
BIRMINGHAM, AL
BOSTON, MA
CHICAGO, IL
CLEVELAND, OH
DALLAS, TX
DENVER, CO
DETROIT, MI
GREENVILLE, SC
HARTFORD, CT
HOUSTON, TX
JACKSONVILLE, FL
LAS VEGAS, NV
LONG ISLAND, NY
LOS ANGELES, CA
MEMPHIS, TN
MIAMI, FL
MINNEAPOLIS, MN
MORRISTOWN, NJ
NEW ORLEANS, LA
NEW YORK, NY
ORANGE COUNTY, CA
ORLANDO, FL
PHILADELPHIA, PA
PHOENIX, AZ
PITTSBURGH, PA
PORTLAND, OR
PORTSMOUTH, NH
PROVIDENCE, RI
RALEIGH-DURHAM, NC
RICHMOND, VA
SACRAMENTO, CA
SAN FRANCISCO, CA
SEATTLE, WA
STAMFORD, CT
WASHINGTON, DC REGION
WHITE PLAINS, NY

MY DIRECT DIAL IS: (212) 545-4047
MY EMAIL ADDRESS IS: LAURIX@JACKSONLEWIS.COM

June 5, 2009

VIA FACSIMILE AND REGULAR MAIL

The Honorable Magistrate Judge Douglas F. Eaton
United States District Court
Southern District of New York
500 Pearl Street
New York, NY 10007

Re: Lindner v. IBM Corporation et. al

Dear Judge Eaton:

This letter responds to Plaintiff Peter Lindner's April 17, 2009 letter motion to compel (1) responses to specific discovery demands; and (2) electronic discovery.

I. Plaintiff's Letter Motion to Compel Responses to Discovery Demands

Plaintiff seeks to compel Defendants to respond to Discovery Demands 4, 5, 9,

But the June 5 2009 response by IBM is the one in which IBM lied about having no ESI. This is laughable, if it were not so serious, since we are talking about IBM not having computer files, when they invented the genre some 100 years ago, including the invention of the PC (Personal Computer) in the 1980's.

It is such a breach of court etiquette and not incidentally of federal law – that of telling a US Court that no computer files exist at IBM that are relevant – that it astounded my computer knowledgeable friends (and not in a good way). I then decided in my capacity as an IBM Shareholder to write a Shareholder Proposal which has been filed with the SEC and is publicly available online to require IBM to conform to Court Orders to produce computer files when asked to do so.

It is on the web as:

http://sec.gov/Archives/edgar/data/51143/000139484909000021/0001394849-09-000021-index.idea.htm

And is entitled: "Preliminary S/H Filing Of Lindner For IBM"

- lindnersec2009061606pm.txt
- 0001394849-09-000021.txt

Here is an excerpt, which I note I did in good faith, and aware that putting false information on an SEC website is a serious offense:

"This proposal is directly related to an incident that stemmed from Mr. Lindner being laid off in 2003. That was resolved. However, Mr. Lindner alleged that IBM had spoken to a prospective employer, and in violation of Title VII of the US Civil Rights Act of 1964, and in violation of the laws of NY State and NYC, IBM retaliated against Mr. Lindner.

Moreover, when the case 06cv4751 entitled -- Peter W. Lindner v IBM, Robert Vanderheyden, Heather Christo Higgins, John Doe #1, And John Doe #2 -- went to discovery, IBM wrote in a submission to the Magistrate Judge that some of the discovery requests require interviewing "hundred of thousands of employees". And IBM suggested that it did not have any ESI (Electronically Stored Information) in all of IBM that was responsive to the discovery request.

(This document is a letter from IBM on June 5, 2009 to Magistrate Judge Eaton, cc: Peter Lindner, and will be posted on this SEC site as a pdf, which requires that it be typed up first as per SEC filing regulations, which Mr. Lindner intends to follow.)

Surely no one in data processing believes that if IBM kept all their records -- as IBM promised -- that there is no record on any of their computers or any of their electronic storage media.

So, this shareholder proposal is to stop IBM from making such absurd statements to a Federal Court.

Furthermore, IBM was apprised the week of June 15 2009 that indeed a single document was found that proved that the prospective employer of Mr. Lindner had spoken to an IBM employee, IBM did not (as of this writing) inform the Court that it spoke wrongly.

To summarize: IBM said it had no ESI, when in fact it did."

The page looks as follows on the SEC site:



U.S. Securities and Exchange Commission

Search the Next-Generation EDGAR System

Filing Detail

Form PREC14A - Preliminary proxy statements, contested solicitations   SEC Accession No. 0001394849-09-000021

Filing Date
2009-06-17

Filing Date Changed
2009-06-16

Confirming Copy

Accepted
2009-06-16 19:04:50

Documents
1

Document Format Files

Seq	Description	Document	Type	Size
1	PRELIMINARY S/H FILING OF LINDNER FOR IBM	lindnersec200906161606pm.txt	PREC14A	26420
	Complete submission text file	0001394849-09-000021.txt		28035

INTERNATIONAL BUSINESS MACHINES CORP (Subject)
CIK: 0000051143 (see all company filings)
IRS No.: 130871985 | State of Incorp.: NY | Fiscal Year End: 1231
Type: PREC14A | Act: 34 | File No.: [illegible]
SIC: 3570 Computer & Office Equipment
Assistant Director [illegible]

Business Address
1 NEW ORCHARD ROAD
ARMONK NY 10504
[illegible]

Mailing Address
1 NEW ORCHARD RD
ARMONK NY 10504

Lindner Peter (Filed by) CIK: 0001394849 (see all company filings)
Type: PREC14A

Business Address
[illegible]

Mailing Address
[illegible] IRVING PLACE [illegible]
NEW YORK CITY NY 10003

Internet | Protected Mode: On   100%

Appendix E: Lindner's 20 page document of June 17, 2009

This is the document which began "IBM lied" and is not on Pacer, despite MJ Eaton's pledge to put it there. It is too long, and is attached separately as a convenience.

Appendix F: Cover letter to USDJ Sullivan and to Kevin Lauri on witness tampering

From: FISMA & OMB Memorandum M-07-16 ***
To: "Dana Weisbrod" <weisbrodd@jacksonlewis.com>; "Kevin Lauri" <LauriK@jacksonlewis.com>
Sent: Friday, June 19, 2009 2:39 PM
Subject: Single, rather than joint, letter objecting to MJ Eaton's order whilst IBM refuses to confer or write joint letter
Attach: To USDJ Sullivan Objecting to MJ Eaton June 16 order

> To the Honorable USDJ Sullivan,
>
> I thank Your Honor for allowing me to email chambers in this exceptional case, where upon IBM violated several rules in my opinion by their reckless actions, including tampering with my witnesses and refusing to confer, and in not writing a joint letter to Your Honor. My single letter is attached, for which I apologize for the lack of time to make it more coherent, citing cases, and proposing reasonable but stringent sanctions upon IBM for their untoward behavior.
>
> Humbly submitted,
>
> Peter W. Lindner
> Plaintiff, Pro See

INDEX & PERSONAL NOTE

3:02 pm AUG 6, 2009 06cv4751

TO SECOND CIRCUIT:

I HAVE FILED THIS DOCUMENT 3 WAYS, OF WHICH THIS IS ~~#3~~ #4 OF ~~3~~ 4. (P4)

SHORT #1 OF 4 FILED VIA EMAIL ✓ 8/5/2009 TO USDJ SULLIVAN & KEVIN L

LONG #2 OF 4 - FILED VIA email 8/6/2009 " "

SHORT #3 OF 4 - FILED VIA HAND DELIVERY TO SDNY PRO SE OFFICE ON 8/6/2009 at 12:30pm

LONG #4 OF -4- FILED VIA HAND-DELIVERY TO SDNY AND 2ND AND VIA MAIL OR FEDEX TO KEVIN LAURI

SINCE I WAS NOT SURE IF YOUR HONORS WANTED A SHORT DOCUMENT, WHICH IS #3 ABOVE OR WANTED A COMPLETE DOCUMENT WITH ORDERS AS WELL AS IBM'S JUNE 5, 2019 RESPONSE, I THUS CREATE THIS 100+ PAGE DOCUMENT. IN IT IS TH 20 PAGE INDEX "TEMPORARY STAY + WRIT OF MANDAMUS".

THE 2ND CIRCUIT CLERK HANDED BACK MY DOCUMENT AND WANTED 1 ORIGINAL + 4 COPIES. THUS I ASSEMBLED THIS 100+ PAGE DOCUMENT

THE NEXT PAGE LISTS WHICH DOCUMENTS I INCLUDE, HOPEFULLY IN THE RIGHT ORDER,

HUMBLY, BUT URGENTLY,

[signature]

PETER W. LINDNER, *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

HOME/FAX:
CELL: *** FISMA & OMB Memorandum M-07-16 ***
EMAIL:

INDEX & PERSONAL NOTE

#	DOCUMENT
1	T1080
2A	20 PAGE TEMP STAY + WRIT OF MANDAMUS
2B - THIS NOTE 3.	EXHIBIT B) IN FULL: IBM JUNE 5, 2009 RESPONSE TO MOTION TO COM (33 PAGES)
4.	APPENDIX E: LINDNER LETTER OF JUNE 17, 2009
5.	DOC. #67, 11/12/2008, USDJ ORDER ON DEPOSITIONS (
6.	MJ EATON ORDER OF 6/16/2009 WITH DISCOVERY OF JULY 31, 2009. (9 pp)
7.	COPY OF PLAINTIFF AFFIDAVIT OF 7/9/2009 (10
8.	MJ EATON ORDER OF 7/23/2009 AFFIRMING ORDER OF 6/16/2009 FOR 7/31/09 DEADLINE (8 pp)
9.	USDJ ORDER OF AUG 5, 2009 (2 pp)
10.	SCHOLARLY ARTICLE ON 18 USC § 1512 WITNESS TAMPER
11.	MJ EATON STANDING ORDER ON DISCOVERY DISPUTE (5/7/2008) (3 pp)
12.	MJ EATON STANDING ORDER ON SETTLEMENT (? pp) (1%
13	2ND AFFIDAVIT FOR EXTENSION OF DISCOVERY (5 PP) 7/31/09, NOT
14.	COVER LETTER TO SDNY CHIEF JUDGE PRESKA 7/2/2009
15.	7/13/2009 LINDNER LETTER ASKING INTENT FOR ALLEGED WITNESS TAMPERING. (2 pp) (PROBABLY SENT)
16	7/10/2009 LINDNER REPLY TO IBM RESPONSE ON MOTION TO COMPEL (20 pp)
17.	MJ EATON MEMO-ORDER (6/18/2009) (2 pp)
18.	USDJ SULLIVAN ORDER OF 6/16 OR 6/18 (1 page)
19.	6/10/2009 LETTER (MAYBE NOT SENT?) WITH AGREEMENT OF LAWRY ON THIRD PARTY SUBPOENAS (5 pp)

Representing Management Exclusively in Workplace Law and Related Litigation

jackson lewis
Attorneys at Law

Jackson Lewis LLP
59 Maiden Lane
New York, New York 10038
Tel 212 545-4000
Fax 212 972-3213
www.jacksonlewis.com

ALBANY, NY
ALBUQUERQUE, NM
ATLANTA, GA
BIRMINGHAM, AL
BOSTON, MA
CHICAGO, IL
CLEVELAND, OH
DALLAS, TX
DENVER, CO
DETROIT, MI
GREENVILLE, SC
HARTFORD, CT
HOUSTON, TX
JACKSONVILLE, FL
LAS VEGAS, NV
LONG ISLAND, NY
LOS ANGELES, CA
MEMPHIS, TN
MIAMI, FL
MINNEAPOLIS, MN
MORRISTOWN, NJ
NEW ORLEANS, LA
NEW YORK, NY
ORANGE COUNTY, CA
ORLANDO, FL
PHILADELPHIA, PA
PHOENIX, AZ
PITTSBURGH, PA
PORTLAND, OR
PORTSMOUTH, NH
PROVIDENCE, RI
RALEIGH-DURHAM, NC
RICHMOND, VA
SACRAMENTO, CA
SAN FRANCISCO, CA
SEATTLE, WA
STAMFORD, CT
WASHINGTON, DC REGION
WHITE PLAINS, NY

MY DIRECT DIAL IS: (212) 545-4047
MY EMAIL ADDRESS IS: LAURIK@JACKSONLEWIS.COM

June 5, 2009

33 pages June 5 2009
IBM response to
my Motion to
Compel

VIA FACSIMILE AND REGULAR MAIL

The Honorable Magistrate Judge Douglas F. Eaton
United States District Court
Southern District of New York
500 Pearl Street
New York, NY 10007

Re: Lindner v. IBM Corporation et. al

Dear Judge Eaton:

This letter responds to Plaintiff Peter Lindner's April 17, 2009 letter motion to compel (1) responses to specific discovery demands; and (2) electronic discovery.

I. Plaintiff's Letter Motion to Compel Responses to Discovery Demands

Plaintiff seeks to compel Defendants to respond to Discovery Demands 4, 5, 9, 12, 17, 18, 19, 21, and 23. However, Defendants have responded fully to Plaintiff's discovery demands and has complied with all applicable discovery rules. As discussed more fully below, Plaintiff's letter motion to compel should be denied because (a) Demands No. 9, 12, 17, 18, 19, and 21 are too overbroad and unduly burdensome to permit a response in that they require IBM to interview thousands and in some instances hundreds of thousands of employees; and (b) Demands No. 4, 5, and 23 are overbroad in that they seek to discover all claims of retaliation and discrimination against IBM even though Plaintiff alleges that only two individuals retaliated against him.

A. Demands No. 9, 12, 17, 18, 19, and 21

These Demands request the following:

- No. 9 - Provide the name of any and all employees, including John Doe # 1 and John Doe # 2, who spoke with plaintiff as stated in paragraphs 15 and 21 of the complaint.
- No. 12 - Provide the phone numbers and carriers (e.g. Verizon, AT&T) for all phone calls made by any IBM employee including the time of all such calls including any and all such calls made from any office phone as well as any

handheld mobile device such as cell phone/blackberry type device and home phone from 2001 to the present.

- No. 17 - Provide any and all documentation of conversations that Vanderheyden had with John Doe # 1 and John Doe # 2 or any other representative.

- No. 18 - Provide any and all documentation of conversations that Christo Higgins had with John Doe #1 and John Doe #2 or any other representative.

- No. 19 - The text of all telephone numbers dialed by defendant during the period three years prior to plaintiff's layoff to the present.

- No. 21 - Provide a list of any and all employees of IBM whoever communicated in any fashion whatsoever with any and all employees or affiliated employees or agents of Genalytics on a professional or informal basis.

As stated in Defendants' objections and responses to Plaintiff's discovery deficiency letter, these requests are improper. Three of them seek to identify John Doe Defendants, and the conversations they had. However, not enough information has been provided to allow IBM to identify these individuals. Initially, Plaintiff did not advise Defendant the dates of the alleged calls, the times of day he placed the calls, the phone numbers he dialed, the divisions/departments of IBM he called, the gender of the two people who answered the calls, or any other information to allow Defendants to identify John Doe Defendants. In response to Defendants' request for narrow parameters for the search, Plaintiff limited his demand to the time period of February and March 2004 and February and March 2005 – which still would require IBM to interview every single employee who worked for IBM in February and March 2004, and in February and March 2005. Plaintiff's limitation in temporal scope to a 4 month period is insufficient. See Williams v. Doe, No. 07 Civ. 3018, at *6 (RJS), 2008 U.S. Dist. LEXIS 80802 (S.D.N.Y. September 30, 2008) (Judge Sullivan denies *pro se* plaintiff's renewed request to compel the United States Marshals Services ("USMS") to produce names of the 40 employees and independent contractors who plaintiff *may* have interacted with on or about March 1, 2004 holding that "[s]imilar court orders to identify defendants have been issued only where the plaintiff's allegations are either more narrowly tailored or based on more specific events than William's current request relating to forty USMS employees and an entire day's events.").[1]

The remaining two of these demands seek all phone calls made by every IBM employee since 2001, and Plaintiff has not justified or limited these demands in any way.

Significantly, Plaintiff propounds these extraordinarily broad discovery demands to tangentially establish retaliation even though the undisputed evidence establishes that the allegedly retaliatory conversations never took place. Mr. Vanderheyden and Ms. Higgins deny

---

1 The unreported cases cited herein are attached hereto as Exhibit "A."

speaking to anyone at Wunderman or Genalytics about Mr. Lindner. Cathy Cooper, previously with Wunderman, Matthias Kehder of Genalytics, and Barry Pasqualini (Mr. Lindner's headhunter), all have provided IBM with sworn statements contradicting Plaintiff's allegations, which were made upon information and belief, that either Mr. Vanderheyden or Ms. Higgins spoke to them regarding Plaintiff.

B. Demands No. 4, 5, and 23

Demands 4, 5, and 23 request information about other claims of discrimination and retaliation. Defendants responded with respect to complaints against the two alleged wrongdoers Mr. Vanderheyden and Ms. Higgins. Plaintiff takes issue with the fact that Defendants limited their responses to actions involving Mr. Vanderheyden and Ms. Higgins. The limitation placed on the responses is entirely appropriate. The Jhirad case relied on by Plaintiff is inapposite. "The principal factor in defining the scope of relevant inquiry is the level of the decision-maker whose policies are being challenged." Avillan v. Digital Equip. Corp., 91 Civ. 8594, 1994 U.S. Dist. LEXIS 6454, *7 (S.D.N.Y. May 17, 1994). In Jhirad, there was evidence that individuals other than plaintiff's supervisors were involved in making the allegedly disparate employment decision(s). Jhirad v. TD Sec. USA, Inc., 02 Civ. 7509, 2003 U.S. Dist. LEXIS 6034, at *4 (S.D.N.Y. Apr. 8, 2003). In contrast, the Sundaram v. Brookhaven Nat'l Lab. court limited discovery to the plaintiff's "employing unit" because the challenged employment decisions were traced to that single unit of the company. CV-94-2330, 1996 U.S. Dist. LEXIS 22811 (E.D.N.Y. Mar. 11, 1996), aff'd, 1996 U.S. Dist. 22810 (E.D.N.Y. Apr. 5, 1996). In this case, Mr. Lindner's retaliation allegations can be traced not just to a particular "employing unit," but more specifically to two individuals. As such, Defendants' discovery responses are entirely appropriate.

Moreover, the plaintiff in Jihad sought pattern and practice evidence to establish discriminatory intent by showing patterns and practices of discrimination throughout the company. In the instant case, Mr. Lindner has no claims for discrimination, does not need to establish discriminatory animus, and makes no allegations of widespread wrongdoing. Simply put, whether employees at IBM have complained of discrimination (or retaliation) by other managers is not going to lead to the discovery of admissible evidence.

II. Plaintiff's Letter Motion to Compel Electronic Discovery

Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

Plaintiff has not indicated what electronic stored information he believes has been withheld. He states in his letter motion to compel that "The furnishing of electrically stored

jackson lewis
Attorneys at Law

information would assist plaintiff in establishing whether or not there was a conversation with anyone from Genalytics and Wunderman with Christo-Higgins and/or Vanderheyden [sic] at or around the time that plaintiff was turned down or not hired by Genalytics and Wunderman." He further states that electronically stored information would be instrumental to plaintiff's right to determine if there have been other instances of retaliation.

First, as Defendants have repeatedly communicated to Plaintiff, it has no record of any conversations between the individual defendants and Wunderman/Genalytics that possibly pertained to Plaintiff. In fact, IBM has sworn statements from the individuals at Wunderman and Genalytics with whom Vanderheyden and/or Higgins allegedly spoke that confirm they never spoke to Vanderheyden or Higgins about Plaintiff. Similarly, Mr. Vanderheyden and Ms. Higgins denied the allegations that they spoke to Wunderman or Genalytics about Plaintiff.

Second, as discussed above, Defendants object to producing any documents pertaining to retaliation complaints pertaining to anyone other than Mr. Vanderheyden and Ms. Higgins. There have been no other complaints of retaliation or discrimination lodged against either individual defendant. As such, there is no electronically stored information related to retaliation complaints against them.

III. Plaintiff's Position That He Will Not Schedule His Deposition Until After He Receives the Above Specified Discovery.

Defendants have been attempting to schedule Plaintiff's deposition for months. Defendants have repeatedly asked Plaintiff to provide dates when he is available for his deposition. He never responds unless Defendants unilaterally select a date or group of dates, in which case he responds by saying he is unavailable on the proposed date without providing any alternate availability. Prior to seeking Court intervention on April 29, 2009, Defendants suggested April 29, May 4, May 5, and May 6 for Plaintiff's deposition but Plaintiff indicated that he was unavailable. Apparently, Plaintiff refuses to provide his availability pending receipt of the documents that are the subject of his motion to compel. Plaintiff has also reverted to his position that he does not want to be deposed first. When this case was initially filed, Your Honor Ordered that Plaintiff's deposition would occur first. (See Exhibit B, 12/13/06 Order). When Judge Sullivan entered a new scheduling order for the case on November 11, 2008, he adopted Your Honor's decision regarding the order of depositions. The November 11, 2008 Case Management Plan and Scheduling Order provides in pertinent part, "Pursuant to Magistrate Judge Eaton's Scheduling Order, . . . Defendants shall depose Plaintiff first." (See Exhibit C, 11/11/08 Order). Since Plaintiff views his need to appear at a deposition as dependent upon Defendants' production of certain documents, Defendants respectfully request that the Court's decision on Plaintiff's motion to compel address the issue of Plaintiff's deposition.

IV. **Conclusion.**

Based on the foregoing, Defendants respectfully request that the Court deny Plaintiff's motion to compel in its entirety and order Plaintiff to provide Defendants with no less than 10 days in between now and the end of July that he is available for his deposition.

Very truly yours,

JACKSON LEWIS LLP

Kevin G. Lauri

KGL/lp
Enclosure

cc: Peter W. Lindner (via E-Mail and First Class Mail)
Dana L. Weisbrod, Esq.

EXHIBIT A

4) This Day-Glo Orange Sheet marks the End of Document of Thursday, November 24, 2011 1:30 PM from Peter Lindner to IBM, SEC, et al.

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

Begin forwarded message:

From: "Peter main email" FISMA & OMB Memorandum M-07-16
Date: November 9, 2011 4:49:54 PM EST
To: "Peter Barbur" <PBarbur@cravath.com>
Cc: cfletter@sec.gov,"Kevin Lauri Esq" <Laurik@Jacksonlewis.com>
Subject: Re: IBM

To the SEC:

Can you start a criminal investigation into whether IBM covered this up at the 2010 Annual Meeting which I attended? And please force IBM to turn over the transcript of the 2010 Annual Meeting in St. Louis within 14 days: by Nov 23, 2011.

IBM has not answered my question at that meeting, nor have they answered this simple request to the new IBM President / CEO Virginia Rometty, and thus are stonewalling this issue.

I just saw in the news that a sexual scandal at Penn State University is threatening to have their famed football coach Joe Paterno "retire" after many years. A columnist said that the University should fire Mr. Paterno immediately to show he can not call the tunes.

I pointed out that IBM lawyers lied to The Court in SDNY, and did not release "ESI" (email: electronically stored information) even when it existed, and I submitted it in my previous email as the "Janik Letter". IBM won't even release the transcript of that meeting, and clearly either Mr. Barbur is covering up, or did not give my letter to CEO Rometty. **I ask that both this and my prior email be given also to Ms. Shirley Chisolm, whom I went to MIT with (we were not friends, but I think we both have integrity and honesty), who is on the IBM Board of Directors.** Here's what a Washington Post columnist says about Joe Paterno, that can equally well apply to outgoing CEO Sam Palmisano, and (perhaps if I don't get a response soon) to Ms. Rometty:

"What he didn't do, apparently, was follow up with authorities. A man who built his iconic reputation on winning "the right way" passed the information up the chain and moved on.

"This is a tragedy," Paterno's statement read. "It's one of the great sorrows of my life. With the benefit of hindsight, I wish I had done more."

Hindsight? A more fitting word applies here: hypocrisy. Because it's simply unconscionable Paterno, who spent his career presenting such a strong moral front, would do so little after receiving an eyewitness account about a child allegedly being sexually assaulted in the building he runs by someone personally close to him.

Paterno did what he was supposed to, some would argue. Others deserve greater blame, the coach's supporters believe. Tim Curley, Penn State's athletic director, and Gary Schultz, a university vice president, have been charged with failing to notify authorities after the alleged incident at the team complex.

This isn't a sliding scale.

Everyone who had knowledge of what allegedly occurred in 2002 had an obligation — morally, if not legally — to do all they could to help authorities determine what happened. Paterno didn't do that.

Paterno defended his actions, saying he spoke with the athletic director instead of turning to authorities, in part, because he was not informed of the "very specific actions" McQueary included in his grand jury testimony. Paterno, though, also said McQueary was "distraught." That didn't lead Paterno to ask for more specifics? That wasn't enough for him to do more than he did? "

http://www.washingtonpost.com/sports/colleges/joe-paterno-retiring-at-seasons-end-isnt-enough/2011/11/09/gIQA7jI45M_story.html

This is a criminal misdemeanor, and Kevin Lauri should be convicted and disbarred in NY State, and thus in SDNY (Southern District of NY) for his acts of omission and commission. IBM should demand accountability from Lauri's firm of JacksonLewis, and if none is forthcoming, then drop JacksonLewis as their attorney(ies).

To Peter Barbur:

Please confirm that you have passed the previous letter to Ms. Rometty, and that you will pass both that email and this email to RPI President Chisolm, whom IBM tried to stop me from contacting directly. I think willful violations of criminal law in NY State, where I live and IBM is headquartered, should be looked into and the findings made public, if IBM is not a party to this, and it was due to the "bad apple" lawyers at Jackson Lewis.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: Peter main email
Sent: Wednesday, October 26, 2011 8:03 AM
To: Peter Barbur
Cc: cfletter@sec.gov ; Kevin Lauri Esq
Subject: IBM

To Mr. Barbur:

Please pass on this letter to Ms. Virginia Rometty.

To the SEC:

Can you please start an investigation of whether Sam Palmisano misled the Shareholders in April 2011, and force IBM to release the transcript (both in searchable native ESI, electronically stored information, as per FRCP 26, and by videotape) so that it can be shown what I said and what Sam said. As I understand it, it is illegal to not provide both positive and negative information to an event (such as a Shareholders' Meeting), and just present the positive.

Dear CEO Virginia Rometty:

Congratulations on becoming CEO of IBM.

I have a problem that Sam Palmisano misled the IBM Shareholders at the April 2011 meeting which I attended in St. Louis, MO. Specifically, IBM did not turn over email in accordance with FRCP 26 (as revised by the US Supreme Court in Dec 2006) in connection with my lawsuit 06cv3834 *Lindner v IBM, et al.*, and Sam refused to acknowledge that this is the law (claiming he is "not a lawyer"), even as I pointed out the IBM Secretary next to him is, and could have answered the question.

In the case, I requested all relevant email (eg: saying Lindner, or Peter Lindner, or Wunderman, or Cathy Cooper), and IBM wrote the Judge that no such relevant email exists. I then wrote IBM's lawyers that their statement to the USDJ (US District Judge) was false, since the attached letter "Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5-11 PM.pdf" should have been turned over to me during discovery (prior to trial). IBM's lawyers not only refused to do so, but did not even account for why that letter was not turned over (suppressed, destroyed, overlooked, etc.), which is especially galling for 3 reasons:

1. It is a **crime** in NY State under NY Judiciary §487 on "intent to deceive" any Court in NY State (includes Federal Courts in NYC). IBM's lawyers at Jackson Lewis (Kevin Lauri and Dana Weisbrod) did not correct this perhaps unintended omission to the Judge, and thus intended to deceive The Court.
2. It is clear that the letter was from IBM and was email relevant to my case, since IBM had told the Court that Wunderman in general and then Cathy Cooper in particular never contacted IBM about me.
3. For IBM to not turn over email, when IBM is the largest computer company in the USA, is pretty much unfathomable. You'd expect that from a local hardware store, but not for IBM to say we don't have **any** emails. If my recollections are correct, I set up a separate computer for such email, and did not connect it to the Web, so that IBM could "clawback" the information without having risked it being seen by hackers, and I told that to the Jackson Lewis law firm.

It is customary (since the Johnson & Johnson poisoned Tylenol incident) for a large public company to gain trust, by announcing that it made a mistake, and then setting up an aggressive program to rectify such problem; for J&J, it was adding 3 new levels of protection so that their pills won't be tampered with, such as plastic seals on bottle caps being proof of tamper resistance, and pills that would not open so that they could not be (easily) have their contents adulterated. J&J regained their reputation, and became a leader in the field again.

Thus, I ask you to (unlike the phone hacking incident with Fox News, which Rupert Murdoch is still fighting) help uncover the misdeeds by the people involved, so that IBM becomes again a model firm and a paragon to our nation's companies, which as an IBM'er of 10 years tenure, I was used to in the USA.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

this e-mail from the computer on which you received it.

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibits to sec no action letters re stockholderproposals.lwp



From: "Peter main email"SMA & OMB Memorandum M-07-16 ***
To: "Peter Barbur" <PBarbur@cravath.com>
Cc: <cfletter@sec.gov>, "Kevin Lauri Esq" <Laurik@Jacksonlewis.com>
Date: 10/26/2011 08:03 AM
Subject: IBM

<u>To Mr. Barbur:</u>

Please pass on this letter to Ms. Virginia Rometty.

<u>To the SEC:</u>

Can you please start an investigation of whether Sam Palmisano misled the Shareholders in April 2011, and force IBM to release the transcript (both in searchable native ESI, electronically stored information, as per FRCP 26, and by videotape) so that it can be shown what I said and what Sam said. As I understand it, it is illegal to not provide both positive and negative information to an event (such as a Shareholders' Meeting), and just present the positive.

<u>Dear CEO Virginia Rometty:</u>

Congratulations on becoming CEO of IBM.

I have a problem that Sam Palmisano misled the IBM Shareholders at the April 2011 meeting which I attended in St. Louis, MO. Specifically, IBM did not turn over email in accordance with FRCP 26 (as revised by the US Supreme Court in Dec 2006) in connection with my lawsuit 06cv3834 *Lindner v IBM, et al.*, and Sam refused to acknowledge that this is the law (claiming he is "not a lawyer"), even as I pointed out the IBM Secretary next to him is, and could have answered the question.

In the case, I requested all relevant email (eg: saying Lindner, or Peter Lindner, or Wunderman, or Cathy Cooper), and IBM wrote the Judge that no such relevant email exists. I then wrote IBM's lawyers that their statement to the USDJ (US District Judge) was false, since the attached letter "Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5-11 PM.pdf" should have been turned over to me during discovery (prior to trial). IBM's lawyers not only refused to do so, but did not even account for why that letter was not turned over (suppressed, destroyed, overlooked, etc.), which is especially galling for 3 reasons:

1. It is a **crime** in NY State under NY Judiciary §487 on "intent to deceive" any Court in NY State (includes Federal Courts in NYC). IBM's lawyers at Jackson Lewis (Kevin Lauri and Dana Weisbrod) did not correct this perhaps unintended omission to the Judge, and thus intended to deceive The Court.
2. It is clear that the letter was from IBM and was email relevant to my case, since IBM had told the Court that Wunderman in general and then Cathy Cooper in particular never contacted IBM about me.
3. For IBM to not turn over email, when IBM is the largest computer company in the USA, is pretty much unfathomable. You'd expect that from a local hardware store, but not for IBM to say we don't have **any** emails. If my recollections are correct, I set up a separate computer for such email, and did not connect it to the Web, so that IBM could "clawback" the information without having risked it being seen by hackers, and I told that to the Jackson Lewis law firm.

It is customary (since the Johnson & Johnson poisoned Tylenol incident) for a large public company to gain trust, by announcing that it made a mistake, and then setting up an aggressive program to rectify such problem; for J&J, it was adding 3 new levels of protection so that their pills won't be tampered with, such as plastic seals on bottle caps being proof of tamper resistance, and pills that would not open so that they could not be (easily) have their contents adulterated. J&J regained their reputation, and became a leader in the field again.

Thus, I ask you to (unlike the phone hacking incident with Fox News, which Rupert Murdoch is still fighting) help uncover the misdeeds by the people involved, so that IBM becomes again a model firm and a paragon to our nation's companies, which as an IBM'er of 10 years tenure, I was used to in the USA.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

this e-mail from the computer on which you received it.



Letter from Ron Janik to Peter Lindner re Cathy Cooper of Wunderman calling him Thursday, March 24, 2005 5-11 PM.p

Peter Lindner

From: "Ron Janik" <rkjanik@us.ibm.com>
To: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, March 24, 2005 5:11 PM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Hey Pete,

Well, I can't say I killed your dreams - Cathy came to me to ask for info on you and I gave her a positive recommendation. Maybe they just felt you didn't fit their needs. Who knows.

So you're just freelancing? Or are you working with an agency? And what about the rest of life?



Ronald K. Janik
Market Data Analyst
Americas Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
East Peoria, IL 61611-1630
Phone:877-708-2789, Fax:877-708-2789, Tie: 349-0400
e-Mail: rkjanik@us.ibm.com
Success comes when preparation meets opportunity. -- Anonymous


AMI
Fuel for Growth



"Peter Lindner" <nyc10003@nyc.rr.com>

"Peter Lindner"
*** FISMA & OMB Memorandum M-07-16 ***
03/24/2005 02:58 PM

To Ron Janik/Peoria/IBM@IBMUS
cc
Subject Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Ron:

It's sort of okay.

I've been working as a consultant, but looking for a full time gig. I got rejected by Wunderman -- Cathy Cooper mentioned you. Hey, is you the dude that killed my dreams?

Yours,

Peter

----- Original Message -----
From: Ron Janik
To: Peter Lindner
Cc: Ronald Korsch
Sent: Thursday, March 24, 2005 10:05 AM
Subject: Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Yeah Pete - how goes it? It's been a while!



Ronald K. Janik
Market Data Analyst
Americas Market Intelligence: SMB ibm.com Sales Support
International Business Machines, Inc.
304 Timber Lane
East Peoria, IL 61611-1630
Phone:877-708-2789, Fax:877-708-2789, Tie: 349-0400
e-Mail: rkjanik@us.ibm.com
Success comes when preparation meets opportunity. -- Anonymous

Ronald Korsch/Boulder/IBM

Ronald Korsch/Boulder/IBM
03/23/2005 09:36 PM

To "Peter Lindner"
*** FISMA & OMB Memorandum M-07-16 ***
cc Ron Janik/Peoria/IBM@IBMUS
Subject Re: ... an interesting illustration, reminiscent of the "orbital diagram"

Pete - thanks, we should have applied for a patent. Although this one is a little more complex, and certainly more artistic. How goes it in the Big City?

Ron

Ron Korsch
NA Analytic Consultant
Market Data, Analytics and Analysis
~~phone - 303-924-5643, t/l 263~~
fax - 303-924-9341
korsch@us.ibm.com

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

From: Peter Lindner *** FISMA & OMB Memorandum M-07-16 ***
To: Peter Barbur <pbarbur@cravath.com>, CFLetters at SEC <CFLetter@sec.gov>
Date: 10/22/2011 08:31 PM
Subject: IBM - if given proof, will IBM CEO apologize?

""We must admit to and confront our mistakes and establish rigorous and vigorous procedures to put things right.""
NYTimes: At Annual Meeting, Murdoch Spars With Investors

Rupert Murdoch apologized for the unethical practices at the company's British newspaper unit and defended the company's leadership. http://nyti.ms/oA8acO

Regards, Pete Lindner...
Sent from my i*** FISMA & OMB Memorandum M-07-16 ***

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

2011 LINDNER COMMUNICATION

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibits to sec no action letters re stockholderproposals.lwp

From: Peter Lindner*** FISMA & OMB Memorandum M-07-16 ***
To: CFLetters at SEC <CFLetter@sec.gov>
Cc: Peter Barbur <pbarbur@cravath.com>
Date: 10/21/2011 02:07 PM
Subject: IBM Meeting

Sirs:

IBM refused at their last (Apr2011) shareholder meeting to let me speak, and I wish a formal inquiry and SEC permission to address IBM lying to the Judge about no relevant emails.

Also, I want the meeting transcript in searchable ESI format.

"Tom Watson, the British Labour Party legislator who has led the investigation into phone-hacking at News Corporation's British newspaper unit. Mr. Watson, **who acquired nonvoting proxy shareholder status to attend the meeting**, said he planned to **accuse the company of engaging in further criminal wrongdoing** involving surveillance techniques that extend beyond the phone hacking. He did not discuss potential evidence."

NYTimes: Irate News Corp. Shareholders to Take Murdoch to the Woodshed

A shareholders meeting on Friday in Los Angeles is expected to be heated, with investors demanding accountability after a phone-hacking scandal deeply embarrassed the company.
http://nyti.ms/rqjtEW

Regards, Pete Lindner...
Sent from my iPhone*** FISMA & OMB Memorandum M-07-16 ***